As filed with the Securities and Exchange Commission on December 13, 2005
Registration Statement No. 333-129933

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
To
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Lionbridge Technologies, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	04-3398462
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
1050 Winter Street
Waltham, Massachusetts 02451
(781) 434-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Rory J. Cowan
Chief Executive Officer
Lionbridge Technologies, Inc.
1050 Winter Street
Waltham, Massachusetts 02451
(781) 434-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of all communications, including all communications sent to agent for service, should be sent to:
Margaret A. Shukur, Esq.
Lionbridge Technologies, Inc.
1050 Winter Street
Waltham, Massachusetts 02451
(781) 434-6000
With copies to:

Kenneth J. Gordon, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue, NW Washington, DC 20006 (202) 956-7500
     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated December 13, 2005
Prospectus

9,400,000 Shares
Lionbridge Technologies, Inc.
Common Stock

       All of the shares of common stock in the offering are being sold by Bowne & Co., Inc. Lionbridge will not receive any of the proceeds from the sale of the shares by the selling stockholder.
       Our common stock is quoted on the Nasdaq National Market under the symbol “LIOX.” The last reported sale price of the common stock on December 12, 2005 was $6.25 per share.

       See “Risk Factors” on page 4 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to selling stockholder	$	$
       To the extent that the underwriters sell more than 9,400,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,355,000 shares from Lionbridge and 55,000 shares from another selling stockholder other than Bowne & Co., Inc. at the initial price to public less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on                     , 2005.

Goldman, Sachs & Co.	Friedman Billings Ramsey

Prospectus dated                     , 2005

PROSPECTUS SUMMARY
       This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus. It may not contain all of the information that is important to you. You should carefully read the entire prospectus and the documents incorporated by reference in this prospectus before deciding whether to invest in our common stock.
       Unless the context otherwise requires, all references to “Lionbridge,” “we,” “our,” “us” or “our company” in this prospectus refer to Lionbridge Technologies, Inc., a Delaware corporation, and its subsidiaries. On September 1, 2005, Bowne Global Solutions (BGS) became a wholly owned subsidiary of Lionbridge. Our discussion of Lionbridge and its business in this prospectus (but not in the documents incorporated by reference that speak as of earlier dates) includes the acquisition of BGS.
About Lionbridge
       Lionbridge is a leading provider of globalization and testing services that enable clients to develop, release, manage and maintain their enterprise content and technology applications globally. Globalization is the process of adapting content and products to meet the language and cultural requirements of users throughout the world. Globalization also includes the development and maintenance of content and applications. Testing is the process of ensuring the quality, interoperability, usability and performance of clients’ software, hardware, consumer technology products, websites and content. Testing also includes product certification. Lionbridge offers its testing services under the VeriTest brand.
       Lionbridge provides a suite of globalization and testing services to businesses, particularly in the technology, consumer products, life sciences, publishing, financial services, manufacturing, government, automotive and retail industries. Lionbridge’s solutions include product and content globalization, content and eLearning courseware development, software and hardware testing, product certification and competitive analysis, and application development and maintenance. Lionbridge’s services enable global organizations to increase market penetration and speed adoption of global content and products, enhance return on enterprise application investments, increase workforce productivity and reduce costs. Lionbridge provides the following core benefits to clients:
       Global Scale. With more than 4,000 employees worldwide, Lionbridge operates globalization and testing solution centers in 25 countries. Lionbridge leverages its global resources and proven program management capabilities to provide client delivery teams that are designed to have the optimal technical, linguistic and industry expertise and skills to meet each client’s specific needs. Lionbridge’s global infrastructure enables Lionbridge to deliver high-value, cost-effective globalization and testing services and to meet its clients’ budgetary and geographic requirements.
       Hosted Internet-based Language Management Technology. Lionbridge globalization services are based on a hosted internet-based language technology platform. This platform includes a suite of applications that streamline the translation process and increase linguistic quality and consistency. This increased efficiency lowers translation costs, thereby affording our clients greater freedom to be creative when preparing their source materials. A core component of this platform is Lionbridge’s Logoport technology, an internet-architected, hosted translation memory application that manages previously translated words, phrases and glossaries in real time and simplifies translation management. This advanced application makes it easier for translators around the world to collaborate, share knowledge, and deliver consistent, high-quality results while enabling clients to better manage their language assets through the Lionbridge-hosted managed service platform. Lionbridge is also adding workflow capabilities and integrating components of BGS’ technology, including the BGS Elcano portal and machine translation technology, into the Lionbridge language management platform. This comprehensive hosted infrastructure is enabling Lionbridge to provide clients with high quality globalization services and highly efficient centralized language management processes.

       Integrated Full-Service Offering. Lionbridge is able to serve as an outsourcing partner throughout a client’s product and content lifecycle from development and globalization to testing through maintenance. Clients can rely on Lionbridge’s comprehensive globalization services to develop, release and maintain their global content and technology applications for their customers, partners and employees throughout the world. Lionbridge’s testing services enable clients to improve product quality and reduce downstream support costs. This unified suite of solutions allows Lionbridge to serve as its clients’ single outsource provider for developing, releasing, testing and maintaining multilingual content and technology across global end markets. By outsourcing to a large-scale provider, organizations are able to focus on their core competencies, drive process improvements and speed the process of communicating large amounts of information to customers and employees throughout their global organization.
       Recent Developments. On September 1, 2005, Lionbridge completed its acquisition of BGS, the globalization division of Bowne & Co., Inc. BGS was a Lionbridge competitor and the largest provider in the globalization services industry with total revenue of approximately $223 million in 2004, which was $69 million greater than Lionbridge’s revenue for the same period. BGS’ worldwide presence, language expertise and broadly diversified customer base complement Lionbridge’s advanced language technology and its comprehensive development and testing services. This combination creates a company with greater global scale, innovation and resources, and enables Lionbridge to further diversify its customer base by adding customers in the automotive, financial services and government sectors. As a result, Lionbridge can utilize its existing global infrastructure and technology to serve a larger customer base. In addition, as a result of Lionbridge’s acquisition of BGS, Lionbridge now provides interpretation services to government organizations and businesses that require human interpreters for non-English speaking individuals.
       Founded in 1996, Lionbridge is incorporated in Delaware. Our common stock is quoted on the Nasdaq National Market under the symbol “LIOX.” Our principal executive offices are located at 1050 Winter Street, Waltham, Massachusetts 02451, and our telephone number is (781) 434-6000. Our corporate website is www.lionbridge.com. The information on our website does not constitute a part of this prospectus. For more information on the business of Lionbridge, please refer to Lionbridge’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004. Lionbridge makes available, free of charge, on its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after the reports are electronically filed with or furnished to the SEC. Please refer to the section entitled “Information Incorporated by Reference” beginning on page 43 of this prospectus in order to find out where you can obtain copies of Lionbridge’s Annual Report as well as other documents Lionbridge files with the Securities and Exchange Commission.
THE OFFERING

Common stock offered by the selling stockholder	9,400,000 shares

Common stock to be outstanding after the offering	57,692,372 shares
       Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.
       “Lionbridge” and “VeriTest” are registered trademarks of Lionbridge Technologies, Inc. The Lionbridge logo, “lionbridge.com,” “Rapid Globalization Methodology,” “Logoport” and “RGM,” are trademarks of Lionbridge.

SUMMARY CONSOLIDATED FINANCIAL DATA
(Amounts in thousands, except per share data)
       The summary consolidated financial data as of September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004 are derived from the unaudited consolidated financial statements that appear in this prospectus. The summary consolidated financial data for the years ended December 31, 2004, 2003 and 2002 are derived from the audited consolidated financial statements that are incorporated by reference in this prospectus. The historical results presented are not necessarily indicative of future results. The pro forma consolidated statements of operations reflect the acquisition of BGS as if it had occurred on January 1, 2004 and reflects the adjustments appearing in “Unaudited Pro Forma Combined Condensed Financial Statements” that appear in this prospectus.
       You should read the information set forth below in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and the related notes, and the “Unaudited Consolidated Financial Statements” and the related notes.

					Lionbridge
	Nine Months Ended September 30,				Year Ended December 31,

	2005	2004	2005	2004	2004	2003	2002

	(Pro forma)	(Pro forma)	(Unaudited)	(Unaudited)
	(Unaudited)	(Unaudited)
Consolidated Statement of Operations Data:
Revenue	$303,924	$286,367	$138,575	$118,457	$154,101	$141,706	$118,319
Operating expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	201,421	184,763	90,682	73,422	95,787	85,859	71,272
Sales and marketing	24,621	25,113	12,942	10,700	14,278	12,983	11,600
General and administrative	58,670	55,691	27,084	23,276	30,478	29,666	29,396
Research and development	2,497	3,484	830	258	392	613	1,194
Depreciation and amortization	6,021	6,563	2,145	2,290	2,928	3,298	3,027
Amortization of acquisition-related intangible assets	5,913	6,068	648	118	127	470	528
Merger, restructuring and other charges	3,215	5,248	2,344	1,854	2,313	943	—
Stock-based compensation	1,150	419	1,150	419	632	421	851

Total operating expenses	303,508	287,349	137,825	112,337	146,935	134,253	117,868

Income (loss) from operations	416	(982)	750	6,120	7,166	7,453	451
Interest expense:
Interest on outstanding debt	8,993	9,097	693	—	—	1,893	3,189
Accretion of discount on debt	—	—	—	—	—	356	610
Accelerated recognition of discount and deferred financing costs on early repayment of debt	—	—	—	—	—	2,139	—
Interest income	483	268	477	268	385	89	35
Other (income) expense, net	(4)	160	463	108	(100)	288	1,534

Income (loss) before income taxes	(8,090)	(9,971)	71	6,280	7,651	2,866	(4,847)
Provision for (benefit from) income taxes	5,325	4,705	1,346	430	511	334	(62)

Net income (loss)	$(13,415)	$(14,676)	(1,275)	5,850	7,140	2,532	(4,785)

Net income (loss) per share:(1)
Basic	$(0.24)	$(0.26)	$(0.03)	$0.13	$0.15	$0.07	$(0.15)
Diluted	$(0.24)	$(0.26)	$(0.03)	$0.12	$0.14	$0.06	$(0.15)
Weighted average number of shares outstanding:
Basic	56,491	55,874	48,135	46,474	46,548	37,406	31,632
Diluted	56,491	55,874	48,135	49,550	49,361	40,551	31,632

(1)	See Note 2 to Lionbridge’s consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 for an explanation of the basis used to calculate net income (loss) per share.

September 30, 2005
(Unaudited)

Balance Sheet Data:
Cash and cash equivalents	$20,557
Working capital	56,069
Total assets	314,654
Long-term debt, less current portion and discounts	97,893
Capital lease obligations, less current portion	285
Stockholders’ equity	144,122

RISK FACTORS
       You should carefully consider the following risks before investing in our common stock. These are not the only risks that we may face. If any of the events referred to below actually occurs, our business, financial condition, liquidity and results of operations could suffer. In that case, the trading price of our common stock could decline and you may lose all or part of your investment. This section includes or refers to forward-looking statements; you should read the explanation of the qualifications and limitations on such forward-looking statements discussed elsewhere in this prospectus. You should also refer to the other information in this prospectus and in the documents we incorporate by reference into this prospectus, including our consolidated financial statements and the related notes.
Risks Related to Our Business
Lionbridge’s reliance on a small number of clients and the delay or reduction of its clients’ product releases and production schedules or the loss of, or reduction in revenue from, a major client could negatively affect Lionbridge’s revenue and results of operations.
       A significant portion of Lionbridge’s revenue is linked to the product release cycles and production schedules of its clients, and, in particular, to certain key clients. As a result, Lionbridge performs varying amounts of work for specific clients from year to year based on their product release cycles and production schedules. A major client in one year may not have use for a similar level of Lionbridge’s services in another year. For example, one of our large technology customers, HP, purchased significantly less services from us during 2005, as compared to 2004, thereby contributing to our overall decline in revenues in 2005. Revenues attributable to this client were down 36% for the standalone Lionbridge business for the nine-month period ended September 30, 2005, as compared to the nine-month period ended September 30, 2004. In addition, Lionbridge derives a significant portion of its revenues from large projects and programs for a limited number of large clients. For the nine-month period ended September 30, 2005 and the year ended December 31, 2004, Lionbridge’s largest client accounted for 19% and 17% of its revenue, respectively, and its five largest clients accounted for approximately 43% and 49% of its revenue, respectively. As a result, the loss of any major client or a significant reduction in a large project’s scope could materially reduce Lionbridge’s revenue and cash flow, and adversely affect its ability to maintain profitability.
Volatility and expense reduction initiatives in the technology market could affect Lionbridge’s ability to achieve operating goals.
       A substantial portion of Lionbridge’s revenue is derived from companies in the technology industry, an intensely competitive and volatile market sector. Many technology companies have experienced severe slowdowns in their businesses and operations. In addition, as the industry has matured, many technology companies have implemented cost containment and expense reduction initiatives with vendors and suppliers. Declines in the overall performance of the technology sector and these vendor expense management initiatives have in the past and could in the future adversely affect demand for Lionbridge’s services and reduce its revenues and margins from technology customers.
Lionbridge may not be able to successfully integrate BGS or to achieve the anticipated benefits of the BGS acquisition.
       The integration of BGS into Lionbridge involves a number of risks and presents financial, managerial and operational challenges. In particular, we may have difficulty, and may incur unanticipated expenses related to, integrating management and personnel from BGS without diverting the attention of management and other personnel from revenue generating activities. We may also face difficulties in retaining and growing certain BGS customer relationships. Failure to successfully integrate BGS may have a material adverse effect on our business, financial condition and results of operations.
We may be required to remediate material weakness in internal controls over financial reporting relating to the BGS business.
       In April 2005, the management of Bowne & Co., Inc., the company of which the BGS business was a part before we acquired it in September 2005, disclosed in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (10-K/ A), that it had identified material weaknesses in its internal controls related to the BGS business, impacting Bowne & Co., Inc.’s financial statements for the years ended December 31, 2002 and 2003 and for each of the quarters ended March 31, June 30 and September 30, 2004. These identified material weaknesses related to (1) the lack of sufficient reconciliation and review controls over its purchase accounting adjustments and (2) the lack of sufficient reconciliation and review controls over the determination of legal entity profitability, income tax expense and related income tax accounts. Under SEC rules and regulations, a material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Specifically with respect to the BGS business, the 10-K/ A reported that the lack of sufficient reconciliation and review controls over purchase accounting adjustments for the BGS business resulted in a failure to properly eliminate depreciation expense for an acquired entity, and the lack of sufficient reconciliation and review controls over the determination of legal entity profitability for the BGS business resulted in the incorrect allocation of consolidated income to certain legal entities and the determination of income tax expense and the related income tax accounts within the BGS business. The 10-K/ A also noted that subsequent to December 31, 2004, management had taken certain actions to remediate these material weaknesses.
       As part of the integration of BGS, we must perform our own testing of the BGS internal controls over financial reporting to allow our management and our independent registered public accounting firm to report on the effectiveness of the internal control over financial reporting related to the BGS operations, as required by Section 404 of the Sarbanes-Oxley Act. We anticipate completing our testing by the end of 2006. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in internal controls over financial reporting, either those described in the preceding paragraph or others, that are deemed to be material weaknesses with respect to our financial statements, a finding which could cause a decline in our stock price and subject us to sanctions from the SEC and the Nasdaq National Market.
Pursuing and completing potential acquisitions could divert management attention and financial resources and may not produce the desired business results.
       As part of its growth strategy, Lionbridge intends to continue pursuing and making selected acquisitions of complementary businesses. Lionbridge does not have specific personnel dedicated solely to pursuing and making acquisitions. As a result, if Lionbridge pursues any acquisition, its management, in addition to their operational responsibilities, could spend a significant amount of time and management and financial resources to pursue and integrate the acquired business with its existing business. To fund the purchase price of an acquisition, Lionbridge might use capital stock, cash or a combination of both. Alternatively, Lionbridge may borrow money from a bank or other lender. If it uses capital stock, Lionbridge’s stockholders will experience dilution. If it uses cash or debt financing, Lionbridge’s financial liquidity may be reduced. In addition, from an accounting perspective, an acquisition may involve amortization of significant amounts of other intangible assets that could adversely affect Lionbridge’s ability to maintain profitability.

       Despite the investment of these management and financial resources, an acquisition, including our recent acquisition of BGS, may not produce the revenue, earnings or business synergies that Lionbridge anticipated for a variety of reasons, including:

•	difficulties in the assimilation of the operations, technologies, services, products and personnel of the acquired company;

•	failure of acquired technologies and services to perform as expected;

•	risks of entering markets in which Lionbridge has no, or limited, prior experience;

•	effects of any undisclosed or potential legal liabilities of the acquired company;

•	compliance with additional laws, rules or regulations that Lionbridge may become subject to as a result of an acquisition that might restrict Lionbridge’s ability to operate; and

•	the loss of key employees of the acquired company.
       Lionbridge may not be able to successfully address these problems. Lionbridge’s future operating results may depend to a significant degree on Lionbridge’s ability to successfully integrate acquisitions and manage operations while controlling expenses and cash outflows.
Lionbridge may have difficulty in identifying and competing for acquisition opportunities.
       Lionbridge’s business strategy includes the pursuit of strategic acquisitions. While Lionbridge currently does not have commitments or agreements with respect to any acquisitions, it regularly explores potential acquisitions of strategically complementary businesses or operations. Lionbridge may not be able to identify suitable acquisition candidates and it can expect to face competition from other companies for potential acquisition candidates, making it more difficult to acquire suitable companies on favorable terms.
Lionbridge’s results of operations could be negatively affected by potential fluctuations in foreign currency exchange rates.
       Lionbridge conducts a large portion of its business in international markets. Although a significant portion of Lionbridge’s contracts with clients are denominated in U.S. dollars, 49%, 45% and 48% of its costs and expenses for the nine-month period ended September 30, 2005 and the years ended December 31, 2004 and 2003, respectively, were denominated in foreign currencies. In addition, 16%, 6% and 9% of Lionbridge’s assets were subject to foreign currency exchange fluctuations as of September 30, 2005 and December 31, 2004 and 2003, respectively, while 7%, 22% and 30% of its liabilities were subject to foreign currency exchange fluctuations as of September 30, 2005 and December 31, 2004 and 2003, respectively. The principal foreign currencies applicable to our business are the Euro, the Yen and the Indian Rupee. In addition, Lionbridge has assets and liabilities denominated in U.S. dollars in foreign countries. As a result, Lionbridge is exposed to foreign currency exchange fluctuations. Although Lionbridge has not historically tried to reduce its exposure to exchange rate fluctuations by using hedging transactions, it has recently begun to make use of financial hedging techniques to mitigate the effect of such foreign currency volatility. Lionbridge cannot assure you that any financial hedging techniques used by it will substantially mitigate its exposure to exchange rate fluctuations. From time to time, the U.S. dollar has been volatile relative to foreign currencies, particularly the Euro and the Yen. As a result of foreign currency volatility and exchange rate fluctuations, Lionbridge has experienced exchange rate gains or losses. If Lionbridge is unsuccessful in reducing foreign currency exchange rate risk, it may experience additional foreign currency fluctuations which may have a materially adverse impact on its revenue, cash flow and results of operations, as well as its ability to maintain profitability as it continues to grow its business.

Potential fluctuations in Lionbridge’s quarterly results make financial forecasting difficult and could affect its common stock trading price.
       As a result of fluctuations in Lionbridge’s revenues tied to foreign currency fluctuations, its clients’ activities and release cycles, the three-to nine-month length of its typical sales cycle, historical growth, acquisition activity, the emerging nature of the markets in which it competes, global economic conditions and other factors outside its control, Lionbridge believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful. You should not rely on the results of any one quarter as an indication of Lionbridge’s future performance. Lionbridge may not experience revenue increases in future years comparable to the revenue increases in some prior years. There have been quarters in the past in which Lionbridge’s results of operations have fallen below the expectations of securities analysts and investors and this may occur in the future. If in a future quarter Lionbridge’s results of operations were to fall below the expectations of securities analysts and investors, the trading price of its common stock would likely decline.
Goodwill and other intangible assets represent a significant portion of Lionbridge’s assets; any impairment of Lionbridge’s goodwill will adversely impact its net income.
       At September 30, 2005, Lionbridge had goodwill and other intangible assets of approximately $170.8 million, net of accumulated amortization, which represented approximately 54.3% of its total assets. Lionbridge’s goodwill is subject to an impairment test on an annual basis and is also tested whenever events and circumstances indicate that goodwill may be impaired. Any excess goodwill carrying value resulting from the impairment test must be written off in the period of determination. Intangible assets (other than goodwill) are generally amortized over a one to five-year period, with the exception of various customer relationships acquired in the BGS transaction that are amortized over a twelve-year period. In addition, Lionbridge will continue to incur non-cash charges in connection with the amortization of its intangible assets other than goodwill over the remaining useful lives of such assets. Future determinations of significant write-offs of goodwill as a result of an impairment test or any accelerated amortization of other intangible assets could have a significant impact on Lionbridge’s net income and affect its ability to maintain profitability.
If Lionbridge does not respond to future advances in technology and changes in customer demands, its business and results of operations may be adversely affected.
       The demand for Lionbridge’s services will be substantially affected, in large part, by future advances in technology and changes in customer demands. Lionbridge’s success will also depend on its ability to address the increasingly sophisticated and varied needs of its existing and prospective clients. Lionbridge cannot assure you that there will be a demand for its services in the future. Lionbridge’s success in servicing its clients will be largely dependent on its development of strategic business solutions and methodologies in response to technological advances and client preferences. For example, Lionbridge’s services are based on a hosted internet-based language technology platform, a core component of which is Lionbridge’s Logoport technology. Logoport was recently acquired by Lionbridge, and if existing and potential customers do not migrate to the Logoport platform, Lionbridge may not be able to successfully service and retain its clients.
Lionbridge may be unable to continue to grow at its historical growth rates or to manage its growth effectively.
       Growth is a key component of increasing the value of Lionbridge. Since its inception, Lionbridge’s business has grown significantly and it anticipates additional future growth. Recently, Lionbridge focused some of its expansion efforts on leveraging the Lionbridge India solution center while concurrently restructuring certain European operations. This realignment has placed and may continue to place significant demands on management and operational resources. In order to manage growth effectively, Lionbridge must continue to evolve its operational systems. Additional growth, as well as the BGS acquisition, may further strain Lionbridge’s management and operational resources. As a result of these concerns, Lionbridge cannot be sure that it will continue to grow, or, if it does grow, that it will be able to maintain its overall historical growth rate.
Lionbridge’s business may be harmed by defects or errors in the services it provides to its clients.
       Many of the services Lionbridge provides are critical to its clients’ businesses. While Lionbridge maintains general liability insurance, including coverage for errors and omissions, defects or errors in the services it provides could interrupt its clients’ abilities to provide services to their end users resulting in delayed or lost client revenue. This could damage Lionbridge’s reputation through negative publicity, make it difficult to attract new, and retain existing, customers and cause customers to terminate their contracts and seek damages. Lionbridge may incur additional costs to correct errors or defects. Lionbridge cannot assure you that its general liability and errors and omissions insurance coverage will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claims.
If Lionbridge fails to hire and retain professional staff, its ability to obtain and complete its projects could suffer.
       Lionbridge’s potential failure to hire and retain qualified employees could impair its ability to complete existing projects and bid for or obtain new projects and, as a result, could have a material adverse effect on its business and revenue. Lionbridge’s ability to grow and increase its market share largely depends on its ability to hire, train, retain and manage highly skilled employees, including project managers and technical, sales and marketing personnel. In addition, Lionbridge must ensure that its employees maintain their technical expertise and business skills. Lionbridge cannot assure you that it will be able to attract a sufficient number of qualified employees or that it will successfully train and manage the employees it hires to allow Lionbridge to carry out its operating plan.
Difficulties presented by international economic, political, legal, health, accounting and business factors could negatively affect Lionbridge’s business in international markets.
       A strategic advantage of Lionbridge’s operations is its ability to conduct business in international markets. As a result, Lionbridge’s business is subject to political and economic fluctuations in various countries. In addition, as Lionbridge continues to employ and retain personnel throughout the world and to comply with various employment laws, it may face difficulties in integrating such personnel on a cost-efficient basis. To date, Lionbridge has been able to successfully staff its international operations, but if Lionbridge continues to expand its operations, it may become more difficult to manage its international business. Lionbridge conducts business and has operations and clients throughout the world. Lionbridge’s and its clients’ abilities to conduct business may also be affected by wars, political unrest, terrorism, natural disasters or the impact of diseases such as avian influenza. Furthermore, as a result of operating in international markets, Lionbridge is subject to longer payment cycles from many of its customers and may experience greater difficulties in timely accounts receivable collections. If Lionbridge fails to manage these operations successfully, its ability to service its clients and grow its business will be seriously impeded.
Lionbridge competes in highly competitive markets.
       The markets for Lionbridge’s services are very competitive. Lionbridge cannot assure you that it will compete successfully against its competitors in the future. If Lionbridge fails to be competitive with these companies in the future, it may lose market share and its revenue could decline.
       There are relatively few barriers preventing companies from competing with Lionbridge. Although Lionbridge owns proprietary technology, Lionbridge does not own any patented or other technology that, by itself, precludes or inhibits others from entering its market. As a result, new market entrants also pose a threat to Lionbridge’s business. In addition to Lionbridge’s existing competitors, Lionbridge may face further competition in the future from companies that do not currently offer globalization or testing services. Lionbridge may also face competition from internal globalization and testing departments of Global 2000 and large emerging companies. Technology companies, information technology services companies, business process outsourcing companies, web consulting firms, technical support call centers, hosting companies and content management providers may choose to broaden their range of services to include globalization or testing as they expand their operations internationally. Lionbridge cannot assure you that it will be able to compete effectively with potential future competitors.
Lionbridge will continue to depend on intellectual property rights to protect its proprietary technologies, although it may not be able to successfully protect these rights.
       Lionbridge relies on its proprietary technology to enhance some of its service offerings. Lionbridge’s policy is to enter into confidentiality agreements with its employees, outside consultants and independent contractors. Lionbridge also uses patent, trademark, trade secret and copyright law in addition to contractual restrictions to protect its technology. Notwithstanding these precautions, it may be possible for a third party to obtain and use Lionbridge’s proprietary technology without authorization. Although Lionbridge holds registered or pending United States patents and foreign patents covering certain aspects of its technology, it cannot be sure of the level of protection that these patents will provide. Lionbridge may have to resort to litigation to enforce its intellectual property rights, to protect trade secrets or know-how, or to determine their scope, validity or enforceability. Enforcing or defending its proprietary technology is expensive, could cause diversion of Lionbridge’s resources and may not prove successful. The laws of other countries may afford Lionbridge little or no effective protection of its intellectual property rights.
The intellectual property of Lionbridge’s customers may be damaged, misappropriated, stolen or lost while in Lionbridge’s possession, subjecting it to litigation and other adverse consequences.
       In the course of providing globalization and testing services to Lionbridge’s customers, Lionbridge takes possession of or is granted access to certain intellectual property of such customers, including unreleased versions of software and source code. In the event such intellectual property is damaged, misappropriated, stolen or lost, Lionbridge could suffer:

•	claims under indemnification provisions in customer agreements or other liability for damages;

•	delayed or lost revenue due to adverse customer reaction;

•	negative publicity; and

•	litigation that could be costly and time consuming.
Risks Related to a Common Stock Offering and Our Capital Structure
The market price of Lionbridge common stock may be volatile.
       Lionbridge’s stock price has been volatile, in part due to the historically low trading volume of its stock. The market price of Lionbridge common stock may be affected by many factors, including:

•	fluctuations in Lionbridge’s financial results;

•	actions of Lionbridge clients or competitors;

•	future sales of Lionbridge common stock by a significant stockholder;

•	changes in market valuations of services companies;

•	Lionbridge’s announcement of significant contracts, acquisitions, strategic alliances, or capital commitments;

•	additions or departures of key clients or officers;

•	future sales of Lionbridge common stock into the public market; and

•	worldwide economic and political conditions.
       Any adverse impact attributable to any of the foregoing factors may cause the market price of Lionbridge common stock to drop significantly.
       In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of Lionbridge’s common stock.
Lionbridge could face securities litigation if its stock price remains highly volatile.
       In the past, securities class action litigation has often followed periods of volatility in the market price of a company’s securities. Lionbridge may face securities class action litigation in the future. Any litigation could result in substantial costs and a diversion of management’s attention and resources, which could harm Lionbridge’s business. Lionbridge, certain of its officers and directors, and certain underwriters involved in Lionbridge’s initial public offering are currently named defendants in a purported securities class action lawsuit. The lawsuit asserts, among other things, that Lionbridge’s initial public offering registration statement contained misstatements and/or omissions regarding the underwriters’ alleged conduct in allocating shares in Lionbridge’s initial public offering to the underwriters’ customers. On September 1, 2005, the court preliminarily approved a proposed settlement, directed that notice of the terms of the proposed settlement be provided to class members, and scheduled a fairness hearing, at which objections to the proposed settlement will be heard. Thereafter, the court will determine whether to grant final approval to the proposed settlement. If the settlement is not approved, any unfavorable outcome to this litigation could significantly harm Lionbridge’s business, financial condition, liquidity and results of operations. For more information on this litigation, see Note 12 to the financial statements included elsewhere in this prospectus.
Some provisions of our certificate of incorporation and bylaws and in Delaware law may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.
       Some of the provisions of our certificate of incorporation and bylaws and in Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price. For example, our board of directors is divided into three classes. At each annual meeting of stockholders, the terms of approximately one-third of the directors will expire, and new directors will be elected to serve for three years. It will take at least two annual meetings to effect a change in control of our board of directors because a majority of the directors cannot be elected at a single meeting, which may discourage hostile takeover bids. In addition, our certificate of incorporation authorizes the Board of Directors, without further stockholder approval, to issue preferred stock, which could have the effect of delaying, deferring or preventing a change in control of Lionbridge. The issuance of preferred stock could also adversely affect the voting power of the holders of common stock, including the loss of voting control to others. Our by-laws contain provisions that require stockholders to act only at a duly-called meeting and make it difficult for any person other than management to introduce business at a duly-called meeting by requiring such other person to follow certain notice procedures. Certain provisions of Delaware law could delay or prevent a change in control of Lionbridge, discourage acquisition proposals or diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of our common stock or over a stockholder’s cost basis in our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
       This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus or in any other presentation, statements which are not historical in nature, including the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” “target,” “project” and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.
       The forward-looking statements in this prospectus are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

•	general economic and business conditions;

•	our ability to achieve the anticipated benefits of the recent acquisition of BGS;

•	anticipated trends in our financial condition and results of operations;

•	the impact of competition and technological change;

•	political and economic fluctuations in international markets;

•	our ability to employ and retain qualified employees; and

•	the other factors referenced in this prospectus, including, without limitation, under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”
       We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We qualify any and all of our forward-looking statements entirely by these cautionary factors.

USE OF PROCEEDS
       Lionbridge will not receive any of the proceeds from the sale of shares of the common stock by the selling stockholders. If the over-allotment option is exercised by the underwriters in full, based upon an assumed offering price of $6.25 per share (the last reported sale price of Lionbridge common stock on the Nasdaq National Market on December 12, 2005), Lionbridge will receive net proceeds of approximately $7.6 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In accordance with the terms of our existing debt, we must use fifty percent of our net proceeds from any shares that we sell to pre-pay a portion of our outstanding indebtedness. This debt was incurred on September 1, 2005 to finance a portion of the BGS acquisition. This debt is a term loan that currently bears an initial interest rate of 7.4%, is payable in installments and matures on September 1, 2011. For more information on the terms of this debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Lionbridge also intends to use the remaining net proceeds from this offering to pre-pay a portion of our outstanding indebtedness.

CAPITALIZATION
       The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2005. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included or incorporated by reference in this prospectus.

September 30, 2005

(In thousands, except share
and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$20,557

Short-term debt and current portion of long-term debt, net of discount of $415	$1,051
Long-term debt, less current portion and net of discount of $1,857	97,893
Stockholders’ equity:
Common stock, $0.01 par value; 100,000,000 shares authorized; 57,684,050 shares issued and outstanding	577
Additional paid-in capital	245,539
Accumulated deficit	(100,164)
Deferred compensation	(3,967)
Accumulated other comprehensive income	2,137

Total stockholders’ equity	144,122

Total capitalization	$243,066

SELECTED CONSOLIDATED FINANCIAL DATA
       The following selected consolidated financial data reflect the combined results of operations of Lionbridge.
       The selected consolidated financial data as of September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004 have been derived from the unaudited consolidated financial statements of Lionbridge which are included as part of this prospectus. The selected consolidated financial data as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 have been derived from the audited consolidated financial statements of Lionbridge which are incorporated by reference in this prospectus. The selected consolidated financial data as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 have been derived from the audited consolidated financial statements of Lionbridge which are not included as part of or incorporated by reference into this prospectus.
       The historical results presented are not necessarily indicative of future results. You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in this prospectus.
       See Note 2 to Lionbridge’s consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 for an explanation of the basis used to calculate net income (loss) per share attributable to common stockholders.
       The financial data presented are not directly comparable between periods as a result of the acquisitions of BGS in 2005, Mentorix in 2003, eTesting Labs, Inc. in 2002, Data Dimensions, Inc. and Quality Group Labs, Inc. in 2001 and Language Services Operations of Nortel, Harvard Translations and INT’L.com in 2000.
       Effective January 1, 2002, Lionbridge ceased amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)	(Unaudited)
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$138,575	$118,457	$154,101	$141,706	$118,319	$101,204	$115,149
Operating expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	90,682	73,422	95,787	85,859	71,272	63,123	72,746
Sales and marketing	12,942	10,700	14,278	12,983	11,600	11,342	11,384
General and administrative	27,084	23,276	30,478	29,666	29,396	30,521	29,418
Research and development	830	258	392	613	1,194	2,297	2,518
Depreciation and amortization	2,145	2,290	2,928	3,298	3,027	3,861	3,725
Amortization of acquisition-related intangible assets	648	118	127	470	528	6,651	6,503
Merger, restructuring and other charges	2,344	1,854	2,313	943	—	2,853	4,266
Stock-based compensation	1,150	419	632	421	851	565	799

Total operating expenses	137,825	112,337	146,935	134,253	117,868	121,213	131,359

Income (loss) from operations	750	6,120	7,166	7,453	451	(20,009)	(16,210)
Interest expense:
Interest on outstanding debt	693	—	—	1,893	3,189	2,453	2,523
Accretion of discount on debt	—	—	—	356	610	839	212
Accelerated recognition of discount and deferred financing costs on early repayment of debt	—	—	—	2,139	—	—	—
Interest income	477	268	385	89	35	127	—
Other (income) expense, net	463	108	(100)	288	1,534	838	714

Income (loss) before income taxes	71	6,280	7,651	2,866	(4,847)	(24,012)	(19,659)
Provision for (benefit from) income taxes	1,346	430	511	334	(62)	439	616

Net income (loss)	(1,275)	5,850	7,140	2,532	(4,785)	(24,451)	(20,275)
Accrued dividends on preferred stock	—	—	—	—	—	—	3,574

Net income (loss) attributable to common stockholders	(1,275)	5,850	$7,140	$2,532	$(4,785)	$(24,451)	$(23,849)

Net income (loss) per share:
Basic	$(0.03)	$0.13	$0.15	$0.07	$(0.15)	$(0.83)	$(0.96)
Diluted	$(0.03)	$0.12	$0.14	$0.06	$(0.15)	$(0.83)	$(0.96)
Weighted average number of shares outstanding:
Basic	48,135	46,474	46,548	37,406	31,632	29,528	24,871
Diluted	48,135	49,550	49,361	40,551	31,632	29,528	24,871

		December 31,
	September 30,
	2005	2004	2003	2002	2001	2000

	(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$20,557	$38,450	$29,496	$10,916	$11,711	$16,741
Working capital	56,069	49,961	38,838	6,734	2,248	4,235
Total assets	314,654	113,388	105,990	58,164	54,747	62,046
Long-term debt, less current portion and discounts	97,893	—	—	24,728	17,318	13,265
Capital lease obligations, less current portion	285	15	167	110	67	114
Stockholders’ equity	144,122	87,466	77,630	1,714	3,448	11,184

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
       You should read the following summary together with the more detailed business information and consolidated financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. This prospectus may contain certain “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors.”
Introduction
       Lionbridge is a leading provider of globalization and testing services that enable clients to develop, release, manage and maintain their enterprise content and technology applications globally. Globalization is the process of adapting content and products to meet the language and cultural requirements of users throughout the world. Globalization also includes the development and maintenance of content and applications. Testing is the process of ensuring the quality, interoperability, usability and performance of clients’ software, hardware, consumer technology products, websites and content. Testing also includes product certification. Lionbridge offers its testing services under the VeriTest brand.
       Lionbridge provides a suite of globalization and testing services to businesses, particularly in the technology, consumer products, life sciences, publishing, financial services, manufacturing, government, automotive and retail industries. Lionbridge’s solutions include product and content globalization, content and eLearning courseware development, software and hardware testing, product certification and competitive analysis, interpretation, and application development and maintenance.
       For the nine-month period ended September 30, 2005, Lionbridge’s income from operations was $750,000, with a net loss of $1.3 million. For the year ended December 31, 2004, Lionbridge’s income from operations was $7.2 million with net income of $7.1 million. As of September 30, 2005, Lionbridge had an accumulated deficit of $100.2 million.
Revenue Recognition
       Lionbridge recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” and Emerging Issues Task Force (EITF) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF 00-21). Accordingly, we recognize revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees.
       Lionbridge’s revenue is derived from project-by-project fees and long-term service agreements. Projects are generally billed on a time and expense or milestone basis. Amounts billed in excess of revenue are recorded as deferred revenue. Revenue is generated from the provision of services to its customers for content development; product and content globalization; software and hardware testing; product certification; application development and maintenance and interpretation.
       Content development, software and hardware testing, and application development and maintenance projects are generally time and expense priced contacts, and revenue is recognized using a time and expense basis, primarily on labor costs incurred to date.

       Product and content globalization and product certification projects are generally fixed price contracts and revenue is recognized as services are delivered using a percentage-of-completion assessment.
       The use of a percentage-of-completion assessment of service delivery requires significant judgment relative to estimating total contract costs, including assumptions relative to the length of time to complete the project, the nature and complexity of the work to be performed, anticipated increases in employee wages and prices for subcontractor services, and the availability of subcontractor services. When adjustments in estimated project costs are identified, anticipated losses, if any, are recognized in the period in which they are determined.
       Lionbridge’s service offerings include integrated service arrangements, consisting of combinations of content development, product and content globalization, software and hardware testing, product certification, application development and maintenance and interpretation services. Each of these component services within the integrated offering can be delivered through a single arrangement with multiple deliverables. For these integrated service arrangements, Lionbridge applies the consensus of EITF 00-21 to determine whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes. Accordingly, if the elements qualify as separate units of accounting, and fair value exists for the elements of the contract that are unrelated to the other services, these elements are accounted for separately and the related revenue is recognized as the services are delivered or the services are rendered as noted above.
       Lionbridge’s product and content globalization agreements with its customers may provide the customer with a fixed and limited time period following delivery during which Lionbridge will attempt to address any non-conformity to previously agreed upon objective specifications relating to the work, either in the form of a limited acceptance period or a post-delivery warranty period. Management believes recognition of revenue at the time the services are delivered is appropriate, because its obligations under such provisions are limited in time, limited in scope, and historically have not involved significant costs. In the future, if the post delivery acceptance or warranty provisions become more complex or include subjective acceptance criteria, Lionbridge may have to revise its revenue recognition policy appropriately, which could affect the timing of revenue recognition.
Valuation of Goodwill and Other Intangible Assets
       Lionbridge assesses the impairment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that Lionbridge considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the overall business strategy; and significant negative industry or economic trends. When Lionbridge determines that the carrying value of intangibles and goodwill may not be recoverable based upon one or more of these indicators of impairment, Lionbridge measures any impairment using projected discounted cash flow models. In accordance with SFAS 142, goodwill is not amortized but is now reviewed for impairment on at least an annual basis. Lionbridge will perform its annual test of goodwill to determine if there is impairment at December 31, 2005.
Acquisitions
       On September 1, 2005, Lionbridge completed the acquisition of BGS, as more fully described in “Prospectus Summary.” After the acquisition, BGS became a wholly owned subsidiary of Lionbridge. At the closing, each share of common stock of BGS was automatically converted into the right to receive a portion of the acquisition consideration. To fund a portion of the purchase price for its acquisition of BGS, Lionbridge entered into a Credit Agreement (Credit Agreement) dated as of September 1, 2005, together with certain of its U.S. and non-U.S. subsidiaries, the several banks and financial institutions (Lenders) as may become parties to the Credit Agreement and Wachovia Bank, National Association, as administrative agent for the Lenders (Wachovia). The Credit Agreement provides for a five-year $25.0 million revolving credit facility and a six-year $100.0 million term facility.
       The BGS acquisition was accounted for using the purchase method of accounting. The total purchase price was $188.3 million, consisting of a cash payment of $128.5 million made at the closing, 9.4 million shares of Lionbridge’s common stock with a fair market value of $56.5 million, and an additional $3.3 million of direct acquisition costs. The market price used to value the Lionbridge shares issued as partial consideration for BGS was $6.01 which represents the 5 day average closing price of the stock during the period beginning two days before and ending two days after June 28, 2005 the first trading day of Lionbridge’s common stock following announcement of the acquisition on June 27, 2005. Lionbridge borrowed $2.5 million under the revolving credit facility component of the Credit Agreement and $97.7 million (net of $2.3 million of debt financing fees) under the term facility component of the Credit Agreement, which amounts were used to pay a portion of the cash consideration at the closing.
Merger, Restructuring and Other Charges
       During the nine-month period ended September 30, 2005, Lionbridge recorded $2.3 million of restructuring and other charges. Of this amount, $1.9 million was recorded in the quarter ended September 30, 2005 and primarily related to the acquisition of BGS. Additionally, $449,000 was recorded in the six months ended June 30, 2005 and was related primarily to workforce reductions in France and the U.S. The $2.3 million recorded in the nine-month period ended September 30, 2005 included $171,000 for anticipated losses on vacated facilities, $36,000 for the impairment of long-lived assets, $1.2 million for workforce reductions in Germany, France and the U.S., consisting of fifty technical, twelve administrative and three sales staff, and $945,000 of other charges, principally professional services fees related to the integration of BGS. Of these charges, $1.3 million related to Lionbridge’s Globalization segment, $67,000 to the Testing segment and $945,000 to Corporate and Other. Of the $1.3 million of cash payments during the nine-month period ended September 30, 2005, $1.1 million and $163,000 related to the Globalization and Testing segments, respectively, and $41,000 related to Corporate and Other.
       During the nine months ended September 30, 2004, Lionbridge recorded restructuring and other charges of $1.9 million primarily related to the acquisition and integration of Mentorix. The $1.9 million of restructuring and other charges included $705,000 for anticipated losses recorded on vacated facilities, $146,000 for the impairment of long-lived assets, and $1.0 million for workforce reductions in the U.S., Brazil, France, Ireland, Germany, the Netherlands and China, consisting of fifty-nine technical, twelve administrative, and four sales staff. Of the $1.9 million of restructuring and other charges recorded during the nine months ended September 30, 2004, $1.1 million relates to Lionbridge’s Globalization reporting segment, $511,000 to the Testing segment and $233,000 to Corporate and Other. As of June 30, 2004, Lionbridge had completed its restructuring plan, initiated in the third quarter of 2003, in conjunction with the acquisition and integration of Mentorix. Since inception of this restructuring plan, Lionbridge has recorded $2.8 million in related restructuring and other charges.
Stock-Based Compensation
       On September 2, 2005, Lionbridge recorded deferred compensation of $274,000, representing the fair market value of 40,000 shares of restricted common stock issued to certain employees. Restrictions on disposition lapse over four years from the date of grant on each anniversary date. On August 15, 2005, Lionbridge recorded deferred compensation of $130,000, representing the fair market value of 19,000 shares of restricted common stock issued to certain employees. Restrictions on disposition lapse over four years from the date of grant on each anniversary date. On June 1, 2005, Lionbridge recorded deferred compensation of $74,000, representing the fair market value of

15,000 shares of restricted common stock issued to a certain employee. Restrictions on disposition lapse over five years from the date of grant on each anniversary date. On March 11, 2005, Lionbridge recorded deferred compensation of $427,000, representing the fair market value of 75,019 shares of restricted common stock issued to certain employees. Restrictions on disposition lapse ratably over eighteen months from the date of grant on each nine month anniversary date. On February 16, 2005, Lionbridge recorded deferred compensation of $2.8 million, representing the fair market value of 475,231 shares of restricted common stock issued to certain employees. Of the 475,231 shares of restricted common stock issued in February 2005, restrictions on disposition lapse from the date of grant on each anniversary date as follows: 71,731 shares after two years, 171,500 shares after three years and 232,000 shares after four years, respectively. During the nine months ended September 30, 2005, upon the separation of certain employees, deferred compensation of $486,000, representing the fair market value of 90,143 shares of restricted common stock originally issued to these employees was reversed.
       Total amortization of deferred compensation related to all restricted stock awards was $331,000 and $176,000 for the three-month periods ended September 30, 2005 and 2004, respectively and $1.2 million and $419,000 for the nine-month periods ended September 30, 2005 and 2004, respectively.
       Lionbridge currently expects to amortize the following remaining amounts of deferred compensation existing as of September 30, 2005 in the fiscal periods as follows:

December 31, 2005	$394,000
December 31, 2006	1,464,000
December 31, 2007	1,096,000
December 31, 2008	731,000
December 31, 2009	282,000

$3,967,000

Results of Operations
       The following table sets forth for the periods indicated certain unaudited consolidated financial data as a percentage of total revenue.

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

Revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of revenue (exclusive of depreciation and amortization included below)	65.4	64.6	65.4	62.0
Sales and marketing	8.7	9.2	9.3	9.0
General and administrative	19.6	19.8	19.6	19.6
Research and development	0.8	0.2	0.6	0.2
Depreciation and amortization	1.6	1.7	1.5	1.9
Amortization of acquisition-related intangible assets	1.1	—	0.5	0.1
Merger, restructuring and other charges	3.2	—	1.7	1.6
Stock-based compensation	0.6	0.5	0.8	0.4

Total operating expenses	101.0	96.0	99.4	94.8

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

Income (loss) from operations	(1.0)	4.0	0.6	5.2
Interest on outstanding debt	1.2	—	0.5	—
Interest income	0.3	0.3	0.3	0.2
Other expense	0.4	0.1	0.3	0.1

Income (loss) before income taxes	(2.3)	4.2	0.1	5.3
Provision for income taxes	1.9	0.4	1.0	0.4

Net income (loss)	(4.2)%	3.8%	(0.9)%	4.9%

       Revenue. The following table shows Globalization, Testing and Interpretation revenues in dollars and as a percentage of total revenue for the three and nine months ended September 30, 2005 and 2004, respectively:

	Three Months Ended				Nine Months Ended
	September 30,				September 30,

	2005		2004		2005		2004

Globalization	$48,715,000	83%	$29,169,000	78%	$112,652,000	81%	$90,721,000	77%
Testing	7,966,000	14%	8,461,000	22%	24,187,000	17%	27,736,000	23%
Interpretation	1,736,000	3%	—	—%	1,736,000	2%	—	—%

Total revenue	$58,417,000	100%	$37,630,000	100%	$138,575,000	100%	$118,457,000	100%

       Revenue for the quarter ended September 30, 2005 was $58.4 million, an increase of $20.8 million, or 55.2%, from $37.6 million for the quarter ended September 30, 2004. Of the $20.8 million increase, approximately $18.5 million was due to revenue attributable to Lionbridge’s acquisition of BGS. The increase consists of $19.5 million of revenue growth in Globalization revenue, offset by a decrease of $495,000 in Testing revenue. One month of revenue for Interpretation acquired from BGS was $1.7 million for the three and the nine months ended September 30, 2005.
       For the quarter ended September 30, 2005, Globalization revenue was $48.7 million, an increase of $19.5 million, or 67.0%, from $29.2 million in the quarter ended September 30, 2004. This increase was primarily due to $16.8 million attributable to the acquisition of BGS, with the remainder due to organic revenue growth principally from new engagements with customers outside of Lionbridge’s traditional technology market sector. Testing revenue was $8.0 million for the quarter ended September 30, 2005, a decrease of $495,000 or 5.9% from $8.5 million for the quarter ended September 30, 2004. The year-on-year decrease in Testing revenue was primarily due to a slowdown in demand for technology applications products from one of Lionbridge’s largest customers.
       For the nine months ended September 30, 2005, revenue was $138.6 million, an increase of $20.1 million, or 17.0%, as compared to $118.5 million for the same period of the prior year. The increase was due to $21.9 million of revenue growth in Globalization, partially offset by a decrease of $3.5 million in Testing revenue as compared to the corresponding period of 2004. Of the $21.9 million increase in Globalization revenue, $18.5 million is attributable to Lionbridge’s acquisition of BGS.
       For the nine months ended September 30, 2005, Globalization revenue was $112.7 million, an increase of $21.9 million, or 24.2%, from $90.7 million, in the corresponding period of 2004. This increase was primarily due to approximately $16.8 million attributable to the acquisition of BGS, with the remainder due to organic revenue growth principally from new engagements with customers outside of Lionbridge’s traditional technology market sector, as well as a new engagement with a large enterprise software provider in 2005, as compared to the corresponding period of 2004. Testing revenue was $24.2 million for the nine months ended September 30, 2005, a decrease of $3.5 million, or 12.8%, from $27.7 million in the corresponding period of the prior year for the reasons noted above.
       Cost of Revenue. Cost of revenue, excluding depreciation and amortization, consists primarily of expenses incurred for translation services provided by third parties as well as salaries and associated employee benefits for personnel related to client projects. The following table shows Globalization, Testing and Interpretations cost of revenues, the percentage variance from the three- and nine-month periods of the prior year and as a percentage of revenue for the three and nine months ended September 30, 2005 and 2004, respectively:

	Three Months		Three Months	Nine Months		Nine Months
	Ended		Ended	Ended	% Change	Ended
	September 30,	% Change	September 30,	September 30,	Nine Months ’04 to	September 30,
	2005	Q3 ’04 to Q3 ’05	2004	2005	Nine Months ’05	2004

Globalization:
Cost of revenue	$32,195,000	69.8%	$18,960,000	$75,192,000	31.6%	$57,140,000
Percentage of revenue	66.1%		65.0%	66.7%		63.0%
Testing:
Cost of revenue	4,571,000	(14.3)%	5,332,000	14,061,000	(13.6)%	16,282,000
Percentage of revenue	57.4%		63.0%	58.1%		58.7%
Interpretation:
Cost of revenue	1,429,000	100.0%	—	1,429,000	100.0%	—
Percentage of revenue	82.3%			82.3%

Total cost of revenue	$38,195,000		$24,292,000	$90,682,000		$73,422,000

Percentage of revenue	65.4%		64.6%	65.4%		62.0%
       For the quarter ended September 30, 2005, as a percentage of revenue, cost of revenue increased to 65.4% as compared to 64.6% for the corresponding quarter of the prior year. For the quarter ended September 30, 2005, cost of revenue increased $13.9 million, or 57.2%, to $38.2 million as compared to $24.3 million for the corresponding quarter of the prior year. Of the $13.9 million increase, approximately $12.3 million was in support of the $18.5 million incremental revenue attributable to Lionbridge’s acquisition of BGS and includes $1.4 million for one month’s cost of revenue for Interpretation for the three and the nine months ended September 30, 2005.
       For the quarter ended September 30, 2005, Globalization cost of revenue increased slightly to 66.1% as compared to 65.0% for the corresponding period of the prior year. This increase was primarily due to the higher ratio of cost to revenue with respect to the revenues attributable to BGS and the remainder principally due to work mix variations in the quarter. These cost increases included contractor costs for specialists on certain Application, Development and Maintenance (ADM) and Content projects and increased costs for translation services for Localization projects, as compared to the corresponding period of the prior year. Testing cost of revenue decreased to 57.4% for the quarter ended September 30, 2005 as compared to 63.0% for the corresponding quarter of the prior year. This improvement was due to the favorable impact of cost savings resulting from restructuring activities, as Lionbridge adjusted capacity to anticipated lower Testing revenue levels, and work mix and scope variations in testing services provided as compared to the prior year.
       For the nine months ended September 30, 2005, as a percentage of revenue, cost of revenue increased to 65.4% as compared to 62.0% for the corresponding period of the prior year. Cost of revenue was $90.7 million for the nine months ended September 30, 2005, an increase of $17.3 million, or 23.5%, as compared to $73.4 million for the same period of 2004. Of the $17.3 million increase, approximately $12.3 million was due to cost of revenue attributable to Lionbridge’s acquisition of BGS, as noted above.

       For the nine months ended September 30, 2005, Globalization cost of revenue increased to 66.7% as compared to 63.0% for the corresponding period of the prior year, primarily due to the higher ratio of cost to revenue with respect to the revenues attributable to BGS and the remainder principally due to work mix variations and the startup of localization services for new client engagements, as compared to the nine months ended September 30, 2004. These cost increases included contractor costs for specialists on certain ADM and Content projects and increased costs for translation services for Localization projects, as compared to the corresponding period of the prior year. Globalization cost of revenue was $75.2 million for the nine months ended September 30, 2005, an increase of $18.1 million, or 31.6%, from $57.1 million in the comparable period of 2004, primarily due to $10.9 million of increased outsourcing costs and increased contract labor costs attributable to Lionbridge’s acquisition of BGS and as required to support the growth in related revenue.
       For the nine months ended September 30, 2005, Testing cost of revenue decreased to 58.1% for the nine months ended September 30, 2005 as compared to 58.7% for the corresponding period of the prior year. The decrease was primarily the result of favorable mix and revised scope of testing services provided as compared to the prior year, and the benefit of cost management and reductions, as Lionbridge adjusted capacity in response to revenue shortfalls. Testing cost of revenue was $14.1 million for the nine months ended September 30, 2005, a decrease of $2.2 million, or 13.6%, from $16.3 million in the comparable period of 2004, primarily reflecting lower revenue levels and the benefit of cost management and reductions, as noted above.
       Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and associated employee benefits, travel expenses of sales and marketing personnel, promotional expenses and the costs of programs aimed at increasing revenue, such as advertising, trade shows, public relations and other market development programs. The following table shows sales and marketing expenses in dollars, the dollar variance as compared to the prior year period and as a percentage of revenue for the three and six months ended September 30, 2005 and 2004, respectively:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Total sales and marketing expenses	$5,078,000	$3,443,000	$12,942,000	$10,700,000
Increase from prior year	1,635,000		2,242,000
Percentage of revenue	8.7%	9.2%	9.3%	9.0%
       Sales and marketing expenses of $5.1 million for the quarter ended September 30, 2005 increased $1.6 million from the corresponding quarter of 2004. This increase is primarily due to approximately $1.2 million of expense attributable to Lionbridge’s acquisition of BGS, with the remainder the result of higher employee-related expenses and travel costs in the sales organization to support the remaining increase in Globalization revenue.
       For the nine months ended September 30, 2005, sales and marketing expenses increased 21.0% to $12.9 million from $10.7 million in the comparable period of 2004. This increase is primarily due to approximately $1.2 million of expense attributable to Lionbridge’s acquisition of BGS, with the remainder the result of increased employee-related expenses and travel costs incurred in the sales organization to support the remaining increase in Globalization revenue.
       As a percentage of revenue, sales and marketing expenses decreased to 8.7% in the third quarter of 2005 from 9.2% in the corresponding period in 2004, primarily as a result of the increased revenue levels from period to period, and increased to 9.3% during the first nine months of 2005, from 9.0% during the nine months ended September 30, 2004. The increase was primarily attributable to higher employee-related expenses and travel costs in the sales organization. In addition, this increase was also the result of higher associated variable compensation due to a larger percentage of revenue being derived from new customer programs and sales resources added to drive larger, offshore initiatives, partially offset by the benefit of increased revenue in the nine months ended September 30, 2005, as compared to the corresponding period of the prior year.
       General and Administrative. General and administrative expenses consist of salaries of the management, purchasing, process and technology, finance and administrative groups, and associated employee benefits and travel; facilities costs; information systems costs; professional fees; business reconfiguration costs and all other site and corporate costs. The following table shows general and administrative expenses in dollars, the dollar variance as compared to the prior year period and as a percentage of revenue for the three and six months ended September 30, 2005 and 2004, respectively:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Total general and administrative expenses	$11,472,000	$7,466,000	$27,084,000	$23,276,000
Increase from prior year	4,006,000		3,808,000
Percentage of revenue	19.6%	19.8%	19.6%	19.6%
       General and administrative expenses increased $4.0 million or 53.7%, to $11.5 million for the quarter ended September 30, 2005 as compared to $7.5 million for the quarter ended September 30, 2004. This increase is primarily due to approximately $3.2 million of expense attributable to Lionbridge’s acquisition of BGS, with the remainder the result of higher employee, professional fees and certain other costs incurred in connection with the acquisition in the quarter ended September 30, 2005, as compared to the corresponding period of the prior year.
       For the nine months ended September 30, 2005, general and administrative expenses increased $3.8 million to $27.1 million from $23.3 million during the corresponding period of 2004. The increase was primarily the result of approximately $3.2 million of expense attributable to Lionbridge’s acquisition of BGS, with the remainder the result of higher employee, professional fees and certain other costs incurred in the second and third quarters of 2005 in connection with the acquisition.
       As a percentage of revenue, general and administrative expenses decreased to 19.6% for the quarter ended September 30, 2005 as compared to 19.8% for the quarter ended September 30, 2004, and were flat at 19.6% for the nine months ended September 30 2005 and 2004, respectively. The percentage of revenue was maintained year over year, as the increased expenses noted above were offset by the benefit of lower employee, facility and travel costs in the first quarter of 2005, reflecting the benefit of restructuring activities primarily related to the integration of the India operation as well as the impact of the increase in revenue from period to period.
       Research and Development. Research and development expenses relate to the development and integration of configurable technologies used in the globalization process and the research and development of a language management technology platform initiated in 2004. The costs consist primarily of salaries and associated employee benefits and third-party contractor expenses. The following table shows research and development expense in dollars, the dollar variance as compared to the prior year and as a percentage of revenue for the three and six months ended September 30, 2005 and 2004, respectively:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

Total research and development expense	$448,000	$79,000	$830,000	$258,000
Increase from prior year	369,000		572,000
Percentage of revenue	0.8%	0.2%	0.6%	0.2%
       Research and development expense increased approximately 467% to $448,000 for the quarter ended September 30, 2005 as compared to $79,000 for the quarter ended September 30, 2004. For the nine months ended September 30, 2005, research and development expenses increased 221.7% to $830,000 from $258,000 for the nine months ended September 30, 2004. This increase is primarily attributable to research and development costs incurred in development of a language management technology platform.
       Depreciation and Amortization. Depreciation and amortization consist of the expense related to property and equipment that is being depreciated over the estimated useful lives of the assets using the straight-line method. The following table shows depreciation and amortization expense in dollars, the dollar variance as compared to the prior year and as a percentage of revenue for the three and nine months ended September 30, 2005 and 2004, respectively:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

Total depreciation and amortization expense	$916,000	$650,000	$2,145,000	$2,290,000
Increase (decrease) from prior year	266,000		(145,000)
Percentage of revenue	1.6%	1.7%	1.5%	1.9%
       Depreciation and amortization expense increased 40.9% to $916,000 for the quarter ended September 30, 2005 as compared to $650,000 for the quarter ended September 30, 2004. For the nine months ended September 30, 2005, depreciation and amortization expense decreased 6.3% to $2.1 million from $2.3 million for the nine months ended September 30, 2004. The increase in the quarter and decrease in the nine months ended September 30, 2005, as compared to the corresponding period of the prior year, result from $497,000 of incremental depreciation and amortization expense attributable to Lionbridge’s acquisition of BGS, being partially and fully offset, respectively, due to the culmination of depreciable lives of certain assets acquired in prior years.
       Amortization of Acquisition-related Intangible Assets. Amortization of acquisition-related intangible assets consists of the amortization of identifiable intangible assets resulting from acquired businesses. This expense includes approximately $620,000 of expense based on the preliminary allocation of the purchase price for the acquisition of BGS. Amortization expense for the three and nine months ended September 30, 2005 of $630,000 and $648,000, respectively, and for the three and nine months ended September 30, 2004 of $10,000 and $118,000, respectively, relates solely to the amortization of identifiable intangible assets.
       Merger, Restructuring and Other Charges. Merger, restructuring and other charges consist of costs associated with employee severance, exiting activities and integration cost. Lionbridge recorded restructuring expense of $949,000 for work force reductions and site closures for the three months ended September 30, 2005 primarily related to the acquisition of BGS.

       For the nine-month period ended September 30, 2005, Lionbridge recorded $1.4 million for restructuring expenses; $949,000 for charges in connection with work force reductions and site closures related to the acquisition of BGS; and $449,000 attributable to restructuring charges for workforce reductions in France and the United States during the six-month period ended June 30, 2005. For the corresponding nine months of 2004, Lionbridge recorded $1.9 million for work force reductions and site closures, principally related to the integration and merger of Mentorix, acquired in late 2003. Additionally, Lionbridge recorded other charges for consulting, professional services and certain other cost related to the integration of the BGS acquisition of $930,000 and $945,000 for the three and nine months ended September 30, 2005, respectively.
       Interest Expense. Interest expense of $693,000 for the three and nine months ended September 30, 2005, primarily represents interest paid or payable on debt and the amortization of deferred financing costs on the $100.0 million term facility entered into by Lionbridge during the quarter to fund a portion of the purchase price for its acquisition of BGS. There was no outstanding debt for the three and nine months ended September 30, 2004.
       Other Expense, Net. Other expense, net primarily reflects the foreign currency transaction gains or losses arising from exchange rate fluctuations on transactions denominated in currencies other than the functional currencies of the countries in which the transactions are recorded. Lionbridge recognized $246,000 in other expense, net in the quarter ended September 30, 2005, as compared to $41,000 in other expense, net in the corresponding quarter of the prior year. For the nine months ended September 30, 2005, other expense, net increased to $463,000 from $108,000 in the nine months ended September 30, 2004. These increases were primarily attributable to the larger (due to the BGS acquisition) net position of U.S. dollar, Euro, and Yen and denominated assets and liabilities, combined with the net variance of the Euro, Yen and other currencies against the U.S. dollar in the three- and nine-month periods ended September 30, 2005, as compared to the net position and variance during the corresponding periods of the prior year.
       Provision for Income Taxes. Lionbridge’s provision for income taxes of $1.1 million and $1.3 million for the three and nine months ended September 30, 2005, respectively, consisting primarily of taxes in foreign jurisdictions of Lionbridge and BGS and the increase to the valuation allowance against Lionbridge’s net deferred asset position, excluding indefinite lived intangibles acquired during the year. Lionbridge is still evaluating certain purchase accounting adjustments and reserves specific to the acquisition of BGS which may have an impact on the deferred tax assets and liabilities of Lionbridge.
       Prior to its acquisition by Lionbridge, BGS’ historic effective tax rate had been significantly higher than Lionbridge’s. During 2004, BGS’ effective tax rate was 33.6%, while Lionbridge’s was 6.7%. We are implementing various tax planning strategies to reduce our combined effective tax rate in the future. Even if we are successful in implementing these strategies, it is likely that our effective tax rate will nevertheless remain materially higher than our historic rates for the foreseeable future.
Liquidity and Capital Resources
       On September 1, 2005, Lionbridge replaced its revolving credit facility with HSBC Bank USA and Wachovia Bank (HSBC-Wachovia Facility) originally entered into in December 2004 with a credit facility with Wachovia Bank, National Association and Wachovia Capital Markets, LLC (Wachovia Facility). Under the Wachovia Facility, Lionbridge is able to borrow up to $125.0 million governed by certain financial covenants. Borrowings outstanding under the Wachovia Facility are collateralized by the domestic assets of Lionbridge Technologies, Inc. and its U.S. subsidiaries and stock of certain foreign subsidiaries. In conjunction with the execution of the Wachovia Facility, the facility bears interest at Prime or LIBOR (at our discretion) plus an applicable margin based on certain financial covenants. The Wachovia Facility is further divided into two sub-facilities, a Term Loan Facility (Term Loan) and a Revolving Loan Facility (Revolver).

       The Term Loan has an aggregate outstanding principal amount of $100.0 million as of September 30, 2005 and bears an initial interest rate of 7.4%. The principal amount of the Term Loan is payable in installments. The total Term Loan principal payments by fiscal period are as follows:

Year ended December 31, 2005	$250,000
Year ended December 31, 2006	1,000,000
Year ended December 31, 2007	1,000,000
Year ended December 31, 2008	1,000,000
Year ended December 31, 2009	1,000,000
Year ended December 31, 2010	24,500,000
Thereafter	71,250,000

$100,000,000
       Additional contingent principal payments on the Term Loan and Revolver are also due based on a percentage of the annual cash flow (as defined in the agreement) generation of Lionbridge. These mandatory principal payments are payable within 90-days of Lionbridge’s year-end. The percentage due is governed by certain financial covenants. Lionbridge had an interest payment of $1.9 million due on December 1, 2005. Future interest payments will be determined based on the interest rate and term elected by Lionbridge. The proceeds from the Term Loan were used exclusively to fund the purchase of BGS, and were paid to Bowne & Co., Inc.
       The Revolver had no outstanding borrowings as of September 30, 2005 and has a Maturity date of September 1, 2010. At September 30, 2005, Lionbridge’s borrowing capacity was $9.3 million and we would have elected an interest rate of 7.6% based on a 3-month LIBOR loan as of September 30, 2005 under the Revolver. Interest is payable in arrears to a maximum of three-month increments depending on the terms under which the Revolver loans are based.
       The following table shows cash, cash equivalents, short-term investments and working capital at September 30, 2005 and at December 31, 2004:

	September 30, 2005	December 31, 2004

Cash and cash equivalents	$20,557,000	$38,564,000
Short-term investments	—	4,000,000
Working capital	56,069,000	49,961,000
       Lionbridge’s working capital increased $6.1 million to $56.1 million at September 30, 2005 as compared to $50.0 million at December 31, 2004. The increase was due to the growth of the business during the nine months ended September 30, 2005, and the net impact of the BGS acquisition. As of September 30, 2005, cash and cash equivalents totaled $20.6 million, a decrease of $18.0 million from $38.6 million at December 31, 2004, primarily due to the use of $31.8 million in cash to acquire BGS, partially offset by cash acquired of $11.3 million, cash generated by the business of $3.5 million, and the conversion of $4.0 million of short term investments into cash. As a result of this conversion, short term investments totaled zero at September 30, 2005, a decrease of $4.0 million as compared to $4.0 million at December 31, 2004. Accounts receivable and work in process totaled $97.6 million, an increase of $67.4 million as compared to $30.3 million at December 31, 2004. Of this increase, $59.6 million is attributable to the BGS acquisition; and other current assets increased by $4.9 million as compared to December 31, 2004. Current liabilities totaled $68.9 million at September 30, 2005, an increase of $44.2 million from December 31, 2004. Of this increase, $40.7 million is attributable to the BGS acquisition.

       The following table shows the net cash provided by operating activities, net cash used in investing activities, and net cash provided by financing activities for the nine months ended September 30, 2005 and 2004, respectively:

	Nine Months Ended
	September 30,

	2005	2004

Net cash provided by operating activities	$3,526,000	$8,875,000
Net cash used in investing activities	119,701,000	4,612,000
Net cash provided by financing activities	99,260,000	1,106,000
       Net cash provided by operating activities was $3.5 million for the nine-month period ended September 30, 2005, as compared to $8.9 million for the corresponding period of the prior year. The primary source of cash in the nine months ended September 30, 2005 was a $10.3 million increase in accounts payable and accrued expenses and a $1.2 million increase in deferred revenue, partially offset by other changes including an $8.2 million increase in accounts receivable, and a $2.7 million increase in certain other operating assets, including work-in-process. The primary source of net cash provided by operating activities for the nine-month period ended September 30, 2004, was the growth and profitability of the business, including net income of $5.9 million (reflecting $3.1 million in depreciation, amortization and other non-cash expenses), and a $5.1 million reduction in accounts receivable and certain other operating assets, partially offset by other changes including a net $2.5 million decrease in accounts payable and accrued expenses, a $1.9 million increase in work-in-process and a $743,000 decrease in deferred revenue.
       Lionbridge has not experienced any significant trends in accounts receivable and work in process other than changes relative to the change in revenue, as previously noted, and the impact of the BGS acquisition. Fluctuations in accounts receivable from period to period relative to changes in revenue are a result of timing of customer invoicing and receipt of payments from customers.
       Net cash used in investing activities increased $115.1 million to $119.7 million for the nine-month period ended September 30, 2005 from $4.6 million for the corresponding quarter of the prior year. The primary investing activities in the nine-month period ended September 30, 2005 were the $120.5 million payment, net of cash acquired, to acquire BGS, and the purchase and sale of $77.3 million and $81.3 million of short-term investments, respectively. The primary net use of cash in investing activities for the nine-month period ended September 30, 2004 was the purchase of $4.0 million of short-term investments.
       Net cash provided by financing activities increased $98.2 million to $99.3 million in the nine-month period ended September 30, 2005 as compared to $1.1 million for the corresponding period of 2004. Net cash provided by financing activities, were primarily to fund the acquisition of BGS and consisted of the $97.7 million proceeds from the issuance of long-term debt. In addition, Lionbridge raised $1.7 million proceeds from the issuance of common stock under option and employee stock purchase plans, partially offset by the payments of capital lease obligations. The primary source of net cash provided by financing activities for the nine-month period ended September 30, 2004 was $1.3 million in proceeds from the issuance of common stock under option and employee stock purchase plans.
       Lionbridge’s future financing requirements will depend upon a number of factors, including its operating performance and increases in operating expenses associated with growth in its business, and the success of the BGS acquisition.
       On February 10, 2005, Lionbridge filed with the Securities and Exchange Commission a shelf registration statement on Form S-3 under the Securities Act of 1933, as amended (SEC File No. 333-122698), covering the registration of common stock (Securities), in an aggregate amount of $130 million, which was declared effective by the Commission on February 23, 2005. These Securities may be offered from time to time in amounts, at prices and on terms to be determined at the time of sale. We believe the shelf registration provides additional financing flexibility to meet potential future funding requirements and the ability to take advantage of potentially attractive capital market conditions. Lionbridge anticipates that its present cash and short-term investments position, available financing and access to capital markets should provide adequate cash to fund its currently anticipated cash needs for the next twelve months and foreseeable future.
Contractual Obligations
       As of September 30, 2005, there are no material changes in Lionbridge’s contractual obligations as disclosed in Lionbridge’s Annual Report on Form 10-K for the year ended December 31, 2004, with the exception of contractual obligations relating to customers, vendors and real estate, all in the ordinary course of business, assumed by Lionbridge in connection with its acquisition of BGS.
Off-Balance Sheet Arrangements
       Lionbridge does not have any special purpose entities or off-balance sheet financing arrangements.

BUSINESS
General
       Lionbridge is a leading provider of globalization and testing services that enable clients to develop, release, manage and maintain their enterprise content and technology applications globally. Globalization is the process of adapting content and products to meet the language and cultural requirements of users throughout the world. Globalization also includes the development and maintenance of content and applications. Testing is the process of ensuring the quality, interoperability, usability and performance of clients’ software, hardware, consumer technology products, websites and content. Testing also includes product certification. Lionbridge offers its testing services under the VeriTest brand. In addition, as a result of Lionbridge’s acquisition of BGS, Lionbridge now provides interpretation services to government organizations and businesses that require human interpreters for non-English speaking individuals.
Lionbridge Solution
       Lionbridge provides a suite of globalization and testing services to organizations, particularly in the technology, consumer products, life sciences, publishing, financial services, manufacturing, government, automotive and retail industries. Lionbridge’s solutions include product and content globalization, content and eLearning courseware development, software and hardware testing, product certification and competitive analysis, interpretation, and application development and maintenance. Lionbridge’s services enable organizations to increase market penetration and speed adoption of global content and products, enhance return on enterprise application investments, increase workforce productivity and reduce costs. Lionbridge provides the following core benefits to clients:
       Global Scale. With more than 4,000 employees worldwide, Lionbridge operates solution centers in 25 countries. Lionbridge leverages its global resources and proven program management capabilities to provide client delivery teams that are designed to have the technical, linguistic and industry expertise and skills to meet each client’s specific needs. Lionbridge’s global infrastructure enables Lionbridge to deliver high-value, cost-effective globalization and testing services and to meet its clients’ budgetary and geographic requirements.
       As part of Lionbridge’s strategy to add greater scale to its operations, Lionbridge completed its acquisition of BGS, the globalization division of Bowne & Co., Inc. on September 1, 2005. BGS was a Lionbridge competitor and the largest provider in the globalization services industry, with revenue of approximately $223 million in 2004. BGS’ worldwide presence, language expertise and broadly diversified customer base complement Lionbridge’s advanced language technology and its comprehensive development and testing services. This combination creates a company with greater global scale, innovation and resources, and enables Lionbridge to further diversify its customer base by adding customers in the automotive, financial services and government sectors. As a result, Lionbridge can utilize its existing global infrastructure and technology to serve a larger customer base.
       Hosted Internet-based Language Management Technology. Lionbridge globalization services are based on a hosted internet-based language technology platform. This platform includes a suite of applications that streamline the translation process and increase linguistic quality and consistency. This increased efficiency lowers translation costs thereby affording our clients greater freedom to be creative when preparing their source materials. A core component of this platform is Lionbridge’s Logoport technology, an internet-architected, hosted translation memory application that manages previously translated words, phrases and glossaries in real time and simplifies translation management. This advanced application makes it easier for translators around the world to collaborate, share knowledge, and deliver consistent, high-quality results while enabling clients to better manage their language assets through the Lionbridge-hosted managed service platform.

Lionbridge is also adding workflow capabilities and integrating components of BGS’ technology, including the BGS Elcano portal and machine translation technology, into the Lionbridge language management platform. This comprehensive hosted infrastructure is enabling Lionbridge to provide clients with high-quality globalization services and highly efficient centralized language management processes.
       Integrated Full-Service Offering. Lionbridge is able to serve as an outsourcing partner throughout a client’s product and content lifecycle from development and globalization to testing through maintenance. Clients can rely on Lionbridge’s comprehensive globalization services to develop, release and maintain their global content and technology applications for their customers, partners and employees throughout the world. Lionbridge’s testing services enable clients to improve product quality and reduce downstream support costs. This unified suite of solutions allows Lionbridge to serve as its clients’ single outsource provider for developing, releasing, testing and maintaining multilingual content and technology across global end markets. By outsourcing to a large-scale provider, organizations are able to focus on their core competencies, drive process improvements and speed the process of communicating large amounts of information to customers and employees throughout their global organization.
       Proven Program Management Methodologies. At the center of all Lionbridge services are its company-wide methodologies that provide a systematic, specific approach for the delivery of globalization and testing projects. This approach enables Lionbridge to establish accountability, communications and processes across all Lionbridge production sites throughout a client project to ensure high quality, reliability and consistency. They also increase Lionbridge’s productivity and provide a baseline for continuous process improvement and the transfer of knowledge and expertise throughout the Lionbridge organization.
Lionbridge Services
       Lionbridge provides a full suite of globalization and testing services. Our services include the following:
     Globalization Services
       Content Globalization. Content globalization is the adaptation of internet, intranet, interactive, or marketing content to meet cultural, linguistic and business requirements of international markets. By globalizing content, organizations can more effectively communicate with their customers, partners and employees on a worldwide basis. Lionbridge provides multilingual content services which include translating and maintaining its clients’ web-based content, eLearning courseware and training materials, technical support databases, and sales and marketing information. By utilizing technology and integrating with its clients’ content management processes and systems, Lionbridge is able to manage the translation process in an automation-assisted manner for large volumes of content. Lionbridge combines technical writing and translation expertise, design and production capabilities, program management, standards-based automation technology and process optimization techniques to provide high-quality, client-specific solutions for multilingual content.
       For example, Lionbridge is managing frequently changing content for a client’s global online search website and its online advertising program. Lionbridge is automating the process of extracting English language content from the client, routing it through translation memory technology and workflow processes and publishing the translated content directly to the client in an automated manner. As a result of this streamlined process, Lionbridge estimates that it is saving this client significant time and cost associated with the ongoing management of its multilingual search website and advertising programs.
       Product Globalization. Lionbridge creates foreign language versions of its clients’ products and software applications, including the user interface, online help systems documentation and packaging. Through its internationalization, software localization and technical translation services,

Lionbridge provides its clients with re-engineered and culturally adapted multilingual versions of their products and applications. Lionbridge’s product globalization services enable Lionbridge clients to release fully operable software applications, consumer devices and hardware products that are adapted to the cultural, linguistic and technical requirements of specific international markets.
       As an example, Lionbridge provides localization services for a global mobile communications provider that releases dozens of new communication devices and related applications in more than 80 languages every year. Lionbridge localizes and tests software and related documentation, user interfaces and help screens. The Lionbridge process is integrated with and essential to the client’s worldwide product release cycle. As a result, Lionbridge believes that it is reducing the time required for its client’s new products to reach international markets and reducing the client’s global release costs while increasing its customer satisfaction worldwide.
       Interpretation. Lionbridge provides interpretation services for government and business organizations that require experienced linguists to facilitate communication. Lionbridge provides interpretation communication services in more than 360 languages and dialects, including onsite interpretation, over-the-phone interpretation and interpreter testing, training, and assessment services.
       For one government organization, Lionbridge provides telephonic interpretation services, onsite interpretation services and translation services during interviews of aliens seeking asylum or protection from removal to their home countries. As a result, Lionbridge believes that this government organization can promote greater reliability in understanding and evaluating claims. For a large healthcare information service provider, Lionbridge provides interpretation services that link patients with interpreters who translate the confidential communications between the patients and healthcare providers. Lionbridge believes that this enables the healthcare information provider to effectively and efficiently service its non-English speaking users which total approximately 500 per month.
       Application Development and Maintenance. To support clients’ global product releases, Lionbridge offers a scalable application development and maintenance solution that includes custom software development, application maintenance and code modernization. Core to this solution is Lionbridge’s global team approach that combines program managers either onsite at the client’s operation with application development and maintenance professionals located in service centers in Ireland, China and India. This global delivery model leverages Lionbridge’s worldwide infrastructure and enables Lionbridge to offer a high-quality, low-cost application development and maintenance solution that Lionbridge believes optimizes clients’ existing resources and reduces their cost of supporting business and IT applications.
       For example, for a Fortune 500 provider of managed care and specialty healthcare insurance services, Lionbridge is modernizing several of the company’s back-end applications by migrating the applications to a newer, more flexible technology platform. Concurrently, Lionbridge is enhancing and maintaining the client’s legacy systems with a combination of onsite program management and offshore code development, support and maintenance. Lionbridge believes that by working with it, the client will be able to better manage the deployment of new information technology systems and more cost-effectively manage its legacy claims processing, billing and other business-critical applications.
       Content Development. Content development is the creation, design and deployment of content and related assets including rich media, text, images, and animations. Lionbridge provides content development solutions, including eLearning courseware development, and production and integration of content within a technology platform. As part of this solution, Lionbridge creates content, develops and integrates applications for authoring and managing content, delivers courses, and tracks user interaction within an interactive content application.

       For example, Lionbridge is working with a global publishing company to develop content and technology applications for the company’s education curricula. Lionbridge is creating and converting multimedia courseware, maintaining and updating web-based instructions and ensuring that the content adheres to local, state and national standards for each of the client’s international end markets. This multi-year engagement involves a dedicated team of content development, software engineering and program management personnel that work both onsite at the client and offshore at Lionbridge’s solution center in Mumbai, India. Lionbridge believes that this integrated solution is enabling our client to reduce its costs and shorten time to market for its eLearning platforms.
       Globalization Services Delivery. By integrating language skills, global resources, content creation expertise and application development capabilities, Lionbridge provides a unified approach to developing, releasing and maintaining multilingual content and technology applications and offers a high-return solution for worldwide delivery and support.
       Lionbridge maintains long-term, strategic relationships with an extensive network of third-party individual, local-country translators, including independent agencies and freelance professionals. Lionbridge also directly employs translators, linguistic engineers, publishers and editors. Lionbridge uses a combination of internal and external translators, as well as translation software, for its globalization services. This global network of employees and third-party translators allows Lionbridge to provide client delivery teams that have the appropriate combination of linguistic, technology and industry domain expertise, and local country presence, to meet each client’s specific needs. This flexible and scalable model also enables Lionbridge to manage large, complex client engagements while minimizing its fixed costs.
       Lionbridge globalization services incorporate Lionbridge’s advanced internet-based language platform. Lionbridge’s technology platform supports efficient, high quality globalization and includes a collaboration portal for all project participants, a repository connector to select, extract and route content for localization, process automation tools, and Lionbridge’s Logoport technology, an internet-architected, hosted translation memory application that simplifies translation management. This advanced application makes it easier for translators to collaborate, share knowledge, and deliver consistent, high-quality results. Lionbridge believes that this application enables clients to better manage their language assets on a real-time basis. Lionbridge’s technology solutions increase the quality of multilingual content, enable the globalization process to be more efficient and minimize translation costs as client programs grow in scope and duration. This technology-based approach to client programs allows Lionbridge to increase its opportunities for recurring clients and enhances its ability for margin growth.
       Lionbridge’s delivery of its globalization solutions centers on its Rapid Globalization Methodology (RGM). RGM is a proven, repeatable process designed to ensure consistency around the world. A roadmap for effective globalization, RGM offers a systematic approach to adapting products and content to a target locale’s technical, linguistic and cultural expectations. Lionbridge’s RGM also standardizes processes throughout every Lionbridge solution center, defines key activities, and specifies goals for each localization project. Lionbridge’s high-quality, process-oriented approach enables Lionbridge to deliver high-quality applications and content across multiple technology platforms, languages and cultures in a timely fashion.
       Lionbridge conducts globalization, testing and ADM at its Lionbridge India facilities in Mumbai and Chennai. Lionbridge’s Mumbai, India operation has attained the Software Engineering Institute’s (SEI) Capability Maturity Model (CMM) Level 5 rating, the highest possible CMM rating from the SEI, a research and development center chartered to improve software engineering practices. Lionbridge’s Mumbai, India operation is also registered as an ISO-9001:2002 facility.
     Testing Services
       Lionbridge provides a variety of testing, competitive analysis and certification services to its clients. Lionbridge’s testing services are offered under the VeriTest brand.

       Testing. Lionbridge’s VeriTest services include performance testing, quality assurance, usability testing, globalization testing, certification and competitive analysis. Performance testing is the process of determining whether a website or application will perform and function appropriately when high usage levels occur, either through an increase in the number of users accessing the website or application, or through an increase in the complexity of activity conducted on the site or application at a given time. VeriTest quality assurance services verify that a client’s hardware, software, website, or internal application does not have bugs, glitches, or oversights that could impact the functionality, compatibility, interoperability or performance of that application. VeriTest usability testing is the process of determining the extent to which a client’s hardware, software, website, or internal application meets users’ expectations for ease of use. VeriTest globalization testing determines whether the product is ready for global release by ensuring that locale-dependent functions work as intended within the local hardware and software environment of the end user.
       Product Certification. VeriTest services include product certification programs for many leading software, hardware and telecommunications companies, including Microsoft, Cingular, BMC Software, Novell, HP, Alcatel and EMC. These sponsoring companies retain VeriTest to develop and administer test criteria that independent software vendors must satisfy before they may display the sponsor’s logo (such as Microsoft’s Certified for Windows® Server) on their products. These certification tests confirm that software vendors’ applications properly interact with those of the platform vendor.
Sales and Marketing
       Substantially all of Lionbridge’s revenue has been generated through its dedicated direct sales force. As of September 30, 2005, Lionbridge had approximately 129 direct sales professionals based in the United States, Europe, Asia and India who sell the full range of Lionbridge services. The Lionbridge sales approach involves planning for an organization’s unique ongoing requirements, including future versions of products, and ongoing support, maintenance, and training, related to both technology products and content. Lionbridge’s sales force has developed long-standing, trusted and successful relationships with many of its strategic clients.
Clients
       Lionbridge clients are predominantly Global 2000 companies in the technology, consumer, retail, industrial, life sciences, financial services, manufacturing, automotive and government sectors. Lionbridge provided services in excess of $10,000 to approximately 385 clients worldwide for the year ended December 31, 2004. The following companies are representative Lionbridge clients, each of whom purchased more than $1.0 million in services from Lionbridge in the twelve months ended December 31, 2004:
Beverly Enterprises
Canon
Cisco
Computer Associates
Creo
Documentum
EMC
General Dynamics
Google
HP
IBM
Lexmark International
Merck
Microsoft
Nestle
Nokia
Novell
Oracle
Pearson
Phillips Medical Systems
PTC
SAP AG
Schneider Electric
Seiko Epson
Thomson NETg
Yamagata Group
       In 2004, each of HP and Microsoft accounted for approximately 17% of total revenue. During 2004, Lionbridge provided testing and globalization services for more than 20 operating sites within the HP organization. In 2003, HP and Microsoft accounted for approximately 19% and 17% of total revenue, respectively, and in 2002, HP accounted for approximately 21% of total revenue. No other client individually accounted for more than 10% of revenue in 2004, 2003 or 2002. Lionbridge’s ten largest clients accounted for approximately 59%, 55% and 50% of revenue in 2004, 2003 and 2002, respectively.
       In 2004, BGS clients that accounted for more than 10% of revenue included Microsoft, Nokia and the U.S. Department of Justice.
Competition
       Lionbridge provides a broad range of solutions for worldwide deployment of technology and content to its clients. The market for its services is highly fragmented, and Lionbridge has many competitors. Additionally, many potential customers address their globalization requirements through in-house capabilities, while others outsource their globalization needs, most often to regional vendors of translation services with specific subject matter or language expertise, or utilize technology-based translation solutions. Lionbridge’s current competitors include the following:

•	Localization or translation services providers such as SDL plc, Morovia, The Big Word, Symbio, Translations.com and the multiple regional vendors of translation services specializing in specific languages in various geographic areas. Occasionally, Lionbridge will compete with companies which provide language technology tools or related services;

•	Independent testing labs providing testing and logo certification services such as Ensemble International, National Software Testing Laboratories (NSTL) and Keylabs;

•	Information Technology (IT) consulting organizations such as Cognizant Technology Solutions Corporation and Keane, Inc. that provide outsourced Application Development and Management (ADM) and testing services;

•	Software development and services divisions of India-based organizations such as Tata Consultancy Services (TCS), Wipro Ltd. and Infosys Technologies Ltd.; and

•	Internal globalization and testing departments of Global 2000 and large emerging companies.
       Lionbridge may also face competition from a number of other companies in the future, including some companies that currently seek localization services from it. Other potential entrants into Lionbridge’s market include India-based offshore development organizations that are providing a range of software development, testing and maintenance services for global technology companies that require localization of the products and applications they provide. As content management software is deployed internationally, these firms may be required to assist their customers with maintaining multilingual databases. While today these companies are often working with Lionbridge to assist in meeting their customers’ needs, it is possible that over time they will expand into offering competitive services.
       From time to time, new companies may enter Lionbridge’s globalization industry. Although Lionbridge builds unique applications on top of standard translation memory software licensed from third parties in its localization process, and to a lesser extent machine translation software also licensed from third parties, Lionbridge’s technology does not preclude or inhibit others from entering its market.
       Lionbridge believes the principal competitive factors in providing its services include its ability to provide clients a comprehensive set of services that address multiple phases of a client’s content and technology application lifecycle; its global infrastructure that supports cost effective, high quality client delivery worldwide; project management expertise; quality and speed of service delivery; vertical industry expertise; expertise and presence in certain geographic areas and corporate reputation. Lionbridge believes it has competed favorably with respect to these factors and has a strong reputation in its industry.

Intellectual Property Rights
       Lionbridge’s success is dependent, in part, upon its proprietary methodologies and practices, including its Rapid Globalization Methodology and Structured Testing Methodology, its Language Management technologies, including Lionbridge’s Logoport technology, its proprietary testing practices and methodologies, and other intellectual property rights. Lionbridge has patents or patent applications pending relating to its language automation translation memory engine and believes that the duration of these patents is adequate relative to the expected lives of their applications. Lionbridge relies on a combination of trade secret, license, nondisclosure and other contractual agreements, and copyright and trademark laws to protect its intellectual property rights. Existing trade secret and copyright laws afford Lionbridge only limited protection. Lionbridge enters into confidentiality agreements with its employees, contractors and clients, and limits access to and distribution of Lionbridge’s proprietary information. Lionbridge cannot assure you that these arrangements will be adequate to deter misappropriation of its proprietary information or that it will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.
Employees
       As of September 30, 2005, Lionbridge had 4,402 employees. Of these, 3,850 were consulting and service delivery professionals and 552 were management and administrative personnel performing sales, operations, marketing, process and technology, research and development, finance, accounting, and administrative functions. Lionbridge has been successful in hiring individuals with leading-edge technical skills and project management experience. In addition, Lionbridge is committed to employee training and retention. Key organizational development initiatives include ongoing technical and project management classes as well as career path management and guidance.
       A large number of Lionbridge’s employees are eligible to participate in Lionbridge’s stock option program and in its employee stock purchase program. For more information on these plans, please refer to Lionbridge’s Employee Stock Purchase Plan, as amended on April 7, 2003, which was filed as an exhibit to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, Lionbridge’s 1998 Stock Plan, as amended and restated, which was filed as an exhibit to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and Lionbridge’s 2005 Stock Incentive Plan, which was filed as an exhibit to the Form 8-K that was filed on November 11, 2005.
       As part of the acquisition of BGS, Lionbridge now has employees in Norway who are represented by a labor union, and there are works councils in the Netherlands, France, Germany, Denmark, Finland, and Spain. Lionbridge has never experienced a work stoppage and believes that its employee relations are good.

PRINCIPAL AND SELLING STOCKHOLDERS
       The following table contains information about the beneficial ownership of our common stock before and after our public offering for:

•	each of our directors;

•	each of our named executive officers;

•	all directors and executive officers as a group;

•	each stockholder known by us to own beneficially more than 5% of our common stock; and

•	each selling stockholder.
       The percentage of ownership beneficially owned prior to this offering in the following table is based on 57,692,372 shares of common stock outstanding on October 31, 2005.
       Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are exercisable as of October 31, 2005 or will become exercisable within 60 days thereafter are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.
       Except as noted below, the address of each person listed on the table is c/o Lionbridge Technologies, Inc., 1050 Winter Street, Waltham, Massachusetts 02451.

	Shares Beneficially
	Owned Prior to		Shares to	Shares Beneficially
	Offering		be Sold in	Owned After Offering
			the
Name and Address of Beneficial Owner	Number	Percent	Offering	Number	Percent(1)

Rory J. Cowan(2)	3,555,895	6.1%	—	3,555,895	5.9%
Edward A. Blechschmidt	22,399	*	—	22,399	*
765 Market Street
San Francisco, CA 94103
Guy L. de Chazal(3)	69,414	*	—	69,414	*
68 Wheatley Rd
Brookville
New York, NY 11545
Jeffrey H. Goodman	—	*	—	—	*
c/o Boston Scientific
One Boston Scientific Place
Natick, MA 01760
Paul Kavanagh(4)	78,978	*	—	78,978	*
No.4 McDonald Tce.
Kilkee, Co. Clare
Ireland
Philip E. Kucera(5)	9,400,000	16.3%	9,400,000	—	*
c/o Bowne & Co., Inc.
345 Hudson Street
New York, NY 10014
Claude P. Sheer(6)	37,645	*	—	37,645	*
5 Pillsbury Drive
Scarborough, ME 04074
Henri Broekmate(7)	71,769	*	—	71,769	*
Stephen J. Lifshatz(8)	663,130	1.1%	55,000 (9)	608,130	1.0%
Satish Maripuri(10)	165,556	*	—	165,556	*
Paula Shannon(11)	268,773	*	—	268,773	*

	Shares Beneficially
	Owned Prior to		Shares to	Shares Beneficially
	Offering		be Sold in	Owned After Offering
			the
Name and Address of Beneficial Owner	Number	Percent	Offering	Number	Percent(1)

Bowne & Co., Inc.(12)	9,400,000	16.3%	9,400,000	—	*
345 Hudson Street
New York, NY 10014
FMR Corp.(13)	5,608,225	9.7%	—	5,608,225	9.5%
Edward C. Johnson
Abigail P. Johnson
82 Devonshire Street
Boston, MA 02109
Goldman Sachs Asset Management, L.P.(14)	6,086,666	10.6%	—	6,086,666	10.3%
32 Old Ship
New York, New York 10005
Goldman Sachs Trust(15)	2,961,569	5.1%	—	2,961,569	5.0%
32 Old Ship
New York, New York 10005
All executive officers and directors as a group (11 persons)(16)	14,333,559	24.1%	9,455,000 (9)	4,878,559	8.0%

*	Less than 1% of the outstanding shares of common stock.

(1)	Assumes that the underwriters exercise their entire over-allotment option.

(2)	Includes 862,500 shares deemed to be beneficially owned by Mr. Cowan pursuant to options exercisable within 60 days of October 31, 2005. Also includes (i) 5,000 shares of common stock subject to restrictions on disposition that lapse ratably on September 5, 2006 and 2007; (ii) 21,776 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006 and 2007; (iii) 65,000 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006, 2007 and 2008; and (iv) 65,000 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006, 2007, 2008 and 2009.

(3)	Includes 19,999 shares deemed to be beneficially owned by Mr. de Chazal pursuant to options exercisable within 60 days of October 31, 2005.

(4)	Includes 38,978 shares deemed to be beneficially owned by Mr. Kavanagh pursuant to options exercisable within 60 days of October 31, 2005.

(5)	Mr. Kucera is the Chairman and Chief Executive Officer of Bowne & Co., Inc., a financial printing company. The amount of shares shown in the “Shares Beneficially Owned Prior to Offering” column represents the total number of shares of Lionbridge’s common stock owned by Bowne & Co., Inc. pursuant to its recent sale of BGS to Lionbridge. Pursuant to the transaction, Mr. Kucera was elected to Lionbridge’s Board of Directors. Bowne & Co., Inc. has the right to receive or the power to direct the receipt of dividends, or proceeds from the sale of such shares. Mr. Kucera disclaims beneficial ownership of such shares.

(6)	Represents 37,645 shares deemed to be beneficially owned by Mr. Sheer pursuant to options exercisable within 60 days of October 31, 2005.

(7)	Includes 33,625 shares deemed to be beneficially owned by Mr. Broekmate pursuant to options exercisable within 60 days of October 31, 2005. Also includes (i) 2,500 shares of common stock subject to restrictions on disposition that lapse ratably on September 5, 2006 and 2007; (ii) 6,143 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006 and 2007; (iii) 12,000 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006, 2007 and 2008; and (iv) 12,000 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006, 2007, 2008 and 2009.

(8)	Includes 460,000 shares deemed to be beneficially owned by Mr. Lifshatz pursuant to options exercisable within 60 days of October 31, 2005. Also includes (i) 3,750 shares of common stock subject to restrictions on disposition that lapse ratably on September 5, 2006 and 2007; (ii) 8,487 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006 and 2007; (iii) 20,000 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006, 2007 and 2008; and (iv) 40,000 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006, 2007, 2008 and 2009.

(9)	The shares being offerred by Mr. Lifshatz will only be sold if the underwriters exercise their over-allotment option.

(10)	Includes 87,500 shares deemed to be beneficially owned by Mr. Maripuri pursuant to options exercisable within 60 days of October 31, 2005. Also includes (i) 3,000 shares of common stock subject to restrictions on disposition that lapse on March 4, 2006; (ii) 5,056 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006 and 2007; (iii) 20,000 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006, 2007 and 2008; and (iv) 40,000 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006, 2007, 2008 and 2009.

(11)	Includes 195,000 shares deemed to be beneficially owned by Ms. Shannon pursuant to options exercisable within 60 days of October 31, 2005. Also includes (i) 2,500 shares of common stock subject to restrictions on disposition that lapse ratably on September 5, 2006 and 2007; (ii) 6,681 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006 and 2007; (iii) 17,000 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006, 2007 and 2008; and (iv) 17,000 shares of common stock subject to restrictions on disposition that lapse ratably on February 16, 2006, 2007, 2008 and 2009.

(12)	Information obtained from Schedule 13D filed by Bowne & Co., Inc. on or about September 8, 2005. Bowne & Co., Inc. received 9,400,000 shares of common stock as partial consideration for its sale of BGS to Lionbridge. In connection with the acquisition, Lionbridge entered into a Shareholder Agreement with Bowne & Co., Inc. in which Lionbridge agreed to file a registration statement with the SEC to register for resale such shares of common stock. To our knowledge, prior to the acquisition, Bowne & Co., Inc. has not had any material relationship with us within the past three years. In accordance with the Shareholder Agreement and upon consummation of the acquisition, the size of Lionbridge’s Board of Directors was increased from six to seven members and Bowne & Co., Inc. appointed Philip E. Kucera, Bowne & Co., Inc.’s Chairman and Chief Executive Officer, to fill the new vacancy. Upon completion of the sale of Bowne & Co., Inc.’s 9,400,000 shares of common stock, Bowne & Co., Inc. will no longer have any rights under the Shareholder Agreement, including any preferential right to nominate a director.

(13)	Information obtained from Schedule 13G filed by FMR Corp on or about January 10, 2005.

(14)	Information obtained from Schedule 13G filed by Goldman Sachs Asset Management, L.P. (GSAM LP) with the Securities and Exchange Commission on or about February 11, 2005. GSAM LP, an investment advisor, disclaims beneficial ownership of any securities managed, on GSAM LP’s behalf, by third parties.

(15)	Information obtained from Schedule 13G filed by Goldman Sachs Trust on behalf of Goldman Sachs Small Cap Value Fund with the Securities and Exchange Commission on or about February 11, 2005.

(16)	Includes 1,755,246 shares of common stock which the directors and executive officers as a group have the right to acquire pursuant to options exercisable within 60 days of October 31, 2005. Also includes 372,893 shares of common stock subject to restrictions on disposition that lapse over time.

UNDERWRITING
       Lionbridge, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Friedman, Billings, Ramsey & Co., Inc. are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Friedman, Billings, Ramsey & Co., Inc.

Total	9,400,000

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,410,000 shares, 1,355,000 shares from us and 55,000 shares from another selling stockholder other than Bowne & Co., Inc. to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
       The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Lionbridge and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,410,000 additional shares.

Paid by Lionbridge and the Selling Stockholders	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
       Shares sold by the underwriters to the public will initially be offered at the initial price to the public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $          per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
       Lionbridge, Rory Cowan, Lionbridge’s Chief Executive Officer, and Bowne & Co., Inc. have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.
       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Lionbridge and another selling stockholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.
       Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA would not, if the company were not an authorised person, apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the ‘SFA‘), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
       Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
       The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       Lionbridge and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $360,000.
       Lionbridge and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Lionbridge, for which they received or will receive customary fees and expenses.
       Goldman Sachs Asset Management, L.P. and Goldman Sachs Trust, affiliates of Goldman, Sachs & Co., beneficially own more than 10% of Lionbridge Technologies, Inc. Because Goldman, Sachs & Co. is an underwriter and its affiliates own more than 10% of Lionbridge Technologies, Inc., the underwriters are deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of NASD. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720.

INFORMATION INCORPORATED BY REFERENCE
       The SEC allows us to incorporate by reference the information and reports we file with it, which means that we can disclose important information to you by referring you to these documents. Our SEC file number is 000-26933. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information already incorporated by reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all of the securities offered hereunder are sold:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2005;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2005 (excluding the matters included in Item 2.02 and Exhibit 99.1 of the Current Report on Form 8-K, which are not incorporated by reference into this Registration Statement);

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2005;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2005 (excluding the matters included in Item 2.02 and Exhibit 99.1 of the Current Report on Form 8-K, which are not incorporated by reference in this Registration Statement);

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on September 7, 2005;

•	Current Report on Form 8-K/ A filed with the Securities and Exchange Commission on November 9, 2005;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2005;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2005;

•	Portions of our Proxy Statement filed with the SEC on March 22, 2005 that have been incorporated by reference into our Annual Report on Form 10-K; and

•	The description of our common stock contained in our registration statement on Form 8-A, including any amendment or report filed for the purpose of updating such description.
       Upon request, we will provide, without charge, to each person to whom a copy of this prospectus is delivered a copy of the documents incorporated by reference into this prospectus. You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following address:
Lionbridge Technologies, Inc.
1050 Winter Street
Waltham, MA 02451
(781) 434-6000
Attn: General Counsel

       This prospectus is part of a registration statement we filed with the SEC. We have incorporated exhibits into this registration statement. You should read the exhibits carefully for provisions that may be important to you.
       You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.
       We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements or other information filed by us at the Securities and Exchange Commission’s public reference room at the following location:
Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549
       You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the Public Reference Room. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the Securities and Exchange Commission. You may access the Securities and Exchange Commission’s website at www.sec.gov.
       We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act and the rules and regulations promulgated thereunder. This prospectus is a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the content of any contract, agreement or other documents referred to are not necessarily complete. With respect to each of those contracts, agreements or other documents to be filed or incorporated by reference as an exhibit to the registration statement, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this prospectus in light of that exhibit. The registration statement and its exhibits are available for inspection as set forth above.
       This prospectus does not constitute an offer to sell or a solicitation of an offer to purchase the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or a solicitation of an offer. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this prospectus by reference or in the affairs of the Company since the date of the prospectus.

EXPERTS
       The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
       The combined financial statements of BGS Companies, Inc. and affiliated entities, as of December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, Independent Auditors, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.
VALIDITY OF SHARES
       The validity of the common stock being offered will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts and for the underwriters by Sullivan & Cromwell LLP, Washington, DC.

LIONBRIDGE TECHNOLOGIES, INC.

LIONBRIDGE TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2005	2004

	(Unaudited)
	(Amounts in thousands,
	except share data)
ASSETS
Current assets:
Cash and cash equivalents	$20,557	$38,564
Short-term investments	—	4,000
Accounts receivable, net of allowance of $343 and $364 at September 30, 2005 and December 31, 2004, respectively	66,752	21,065
Work in process	30,879	9,199
Other current assets	6,795	1,889

Total current assets	124,983	74,717
Property and equipment, net	15,842	2,685
Goodwill	128,169	34,916
Other intangible assets, net	42,618	64
Other assets	3,042	1,006

Total assets	$314,654	$113,388

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Short-term debt and current portion of long-term debt, net of discount of $415.	$1,051	$—
Accounts payable	17,201	6,322
Accrued compensation and benefits	17,961	5,415
Accrued outsourcing	8,926	3,575
Accrued merger and restructuring	780	655
Accrued expenses and other current liabilities	16,396	5,526
Deferred revenue	6,379	3,263
Deferred income taxes	220	—

Total current liabilities	68,914	24,756

Long-term debt, less current portion and net of discount of $1,857	97,893	—
Other long-term liabilities	3,725	1,166

Total liabilities	170,532	25,922
Contingencies (Note 12)
Stockholders’ equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 57,684,050 and 46,924,701 shares issued and outstanding at September 30, 2005 and December 31, 2004, respectively	577	470
Additional paid-in capital	245,539	184,464
Accumulated deficit	(100,164)	(98,889)
Deferred compensation	(3,967)	(2,089)
Accumulated other comprehensive income	2,137	3,510

Total stockholders’ equity	144,122	87,466

Total liabilities and stockholders’ equity	$314,654	$113,388

The accompanying notes are an integral part of the consolidated financial statements.

LIONBRIDGE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(Unaudited)
	(Amounts in thousands, except per share
	data)
Revenue	$58,417	$37,630	$138,575	$118,457
Operating expenses:
Cost of revenue (exclusive of depreciation and amortization included below)	38,195	24,292	90,682	73,422
Sales and marketing	5,078	3,443	12,942	10,700
General and administrative	11,472	7,466	27,084	23,276
Research and development	448	79	830	258
Depreciation and amortization	916	650	2,145	2,290
Amortization of acquisition-related intangible assets	630	10	648	118
Merger, restructuring and other charges	1,879	—	2,344	1,854
Stock-based compensation	331	176	1,150	419

Total operating expenses	58,949	36,116	137,825	112,337

Income (loss) from operations	(532)	1,514	750	6,120
Interest on outstanding debt	693	—	693	—
Interest income	147	109	477	268
Other expense, net	246	41	463	108

Income (loss) before income taxes	(1,324)	1,582	71	6,280
Provision for income taxes	1,120	136	1,346	430

Net income (loss)	$(2,444)	$1,446	$(1,275)	$5,850

Net income (loss) per share of common stock:
Basic	$(0.05)	$0.03	$(0.03)	$0.13
Diluted	$(0.05)	$0.03	$(0.03)	$0.12
Weighted average number of common shares outstanding:
Basic	50,362	46,606	48,135	46,474
Diluted	50,362	49,450	48,135	49,550
The accompanying notes are an integral part of the consolidated financial statements.

LIONBRIDGE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2005	2004

	(Unaudited)
	(Amounts in
	thousands)
Cash flows from operating activities:
Net income (loss)	$(1,275)	$5,850
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of acquisition-related intangible assets	648	118
Stock-based compensation	1,150	419
Amortization of deferred financing charges and discount on debt	64	—
Non-cash merger, restructuring and other charges	35	146
Depreciation and amortization	2,145	2,290
Provision for doubtful accounts	156	89
Other	37	12
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(8,188)	4,530
Work in process	(156)	(1,949)
Other current assets	(1,620)	353
Other assets	(999)	237
Accounts payable	5,675	(3,143)
Accrued compensation and benefits	957	(737)
Accrued outsourcing	820	1,042
Accrued merger and restructuring	195	348
Accrued expenses and other liabilities	2,647	13
Deferred revenue	1,235	(743)

Net cash provided by operating activities	3,526	8,875

Cash flows from investing activities:
Purchases of property and equipment	(2,364)	(660)
Proceeds from sale of property and equipment	—	48
Payments for businesses acquired, net of cash acquired of $11,307.	(121,337)	—
Purchases of short-term investments	(77,300)	(14,000)
Sales of short-term investments	81,300	10,000

Net cash used in investing activities	(119,701)	(4,612)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net of discount of $2,272.	97,728	—
Proceeds from short-term debt	2,500	—
Payments of short-term debt	(2,500)	—
Proceeds from issuance of common stock under option and employee stock purchase plans	1,708	1,279
Payments of capital lease obligations	(176)	(173)

Net cash provided by financing activities	99,260	1,106

Effects of exchange rate changes on cash and cash equivalents	(1,092)	(36)
Net increase (decrease) in cash and cash equivalents	(18,007)	5,333
Cash and cash equivalents at beginning of period	38,564	29,496

Cash and cash equivalents at end of period	$20,557	$34,829

The accompanying notes are an integral part of the consolidated financial statements.

LIONBRIDGE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Basis of Presentation
       The accompanying consolidated financial statements include the accounts of Lionbridge Technologies, Inc. and its wholly owned subsidiaries (collectively, “Lionbridge” or the “Company”). On September 1, 2005 the Company completed the acquisition of Bowne Global Solutions, a division of Bowne & Co., Inc. (“BGS”), (see Note 3 Business Acquisitions), the accompanying consolidated financial statements include the results of BGS operations for one month, beginning September 1, 2005. These financial statements are unaudited. However, in the opinion of management, the consolidated financial statements include all adjustments, necessary for their fair presentation. Interim results are not necessarily indicative of results expected for a full year. The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and, therefore, do not include all information and footnotes necessary for a complete presentation of the operations, financial position and cash flows of the Company in conformity with U.S. generally accepted accounting principles. These statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.
       The Company’s preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Estimates are used when accounting for collectibility of receivables, calculating service revenue using a percentage-of-completion assessment and valuing intangible assets, deferred tax assets and net assets of businesses acquired. Actual results could differ from these estimates.
       As part of the inclusion of these financial statements and notes thereto in this prospectus, the Company has revised the unaudited pro forma consolidated results of operations included in Note 3 and the total comprehensive loss for the three month period ended September 30, 2005 included in Note 6.
     Accounting for Stock-Based Compensation
       The Company accounts for its stock-based compensation plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards Statement No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation”, as amended, to stock-based employee compensation:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Net income (loss), as reported	$(2,444,000)	$1,446,000	$(1,275,000)	$5,850,000
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	331,000	176,000	1,150,000	419,000
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,171,000)	(997,000)	(3,586,000)	(3,809,000)

Pro forma net income (loss)	$(3,284,000)	$625,000	$(3,711,000)	$2,460,000

LIONBRIDGE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Net income (loss) per share:
Basic, as reported	$(0.05)	$0.03	$(0.03)	$0.13
Basic, pro forma	$(0.07)	$0.01	$(0.08)	$0.05
Net income (loss) per share:
Diluted, as reported	$(0.05)	$0.03	$(0.03)	$0.12
Diluted, pro forma	$(0.07)	$0.01	$(0.08)	$0.05

2.	Property and Equipment
       Property and equipment, net consists of the following:

	September 30,	December 31,
	2005	2004

Computer software and equipment	$25,564,000	$18,705,000
Furniture and office equipment	2,809,000	3,633,000
Buildings and land	4,392,000	—
Leasehold improvements	4,146,000	2,150,000

	36,911,000	24,488,000
Less: Accumulated depreciation and amortization	(21,069,000)	(21,803,000)

	$15,842,000	$2,685,000

3.	Business Acquisitions
     Bowne Global Solutions
       On September 1, 2005 (the “Closing”), the Company completed the acquisition of Bowne Global Solutions, a division of Bowne & Co., Inc. pursuant to the terms of the Agreement and Plan of Merger with GGS Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company, BGS Companies, Inc., a Delaware corporation (“BGS”), Bowne & Co., Inc. and Bowne of New York, LLC, a Delaware limited liability company dated as of June 27, 2005. Pursuant to the merger (the “Merger”), BGS became a wholly owned subsidiary of the Company. Upon the Closing, each share of common stock of BGS was automatically converted into the right to receive a portion of the merger consideration. To fund a portion of the purchase price for its acquisition of BGS, the Company entered into a Credit Agreement (the “Credit Agreement”) dated as of September 1, 2005, together with certain of its U.S. and non-U.S. subsidiaries, the several banks and financial institutions as may become parties to the Credit Agreement (collectively, the “Lenders”) and Wachovia Bank, National Association, as administrative agent for the Lenders. The Credit Agreement provides for a five-year $25.0 million revolving credit facility and a six-year $100.0 million term facility.
       The Merger was accounted for using the purchase method of accounting. The total purchase price was $188.3 million, consisting of a cash payment of $128.5 million made at Closing, 9.4 million shares of the Company’s common stock with a fair market value of $56.5 million, and an additional $3.3 million of direct acquisition costs. The market price used to value the Lionbridge shares issued as partial consideration for BGS was $6.01, which represents the 5 day average closing price of the stock during the period beginning two days before and ending two days after June 28, 2005 the first

LIONBRIDGE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)
trading day of the Company’s common stock following announcement of the Merger on June 27, 2005 . The Company borrowed $2.5 million under the revolving credit facility component of the Credit Agreement and $97.7 million (net of $2.3 million of debt financing fees) under the term facility component of the Credit Agreement, which amounts were used to pay a portion of the cash consideration at Closing.
       Under the purchase method of accounting, the purchase price is allocated to the net tangible and intangible assets of an acquired entity based on their fair values as of the consummation of the acquisition. The estimated useful life of acquired customer contracts ranges from 3.3 to 5.3 years and is being amortized on a straight-line basis. The estimated useful life of acquired customer relationships is 12 years and is being amortized using the economic consumption method to reflect diminishing cash flows from these relationships in the future. The estimated useful life of acquired technology ranges from 1 to 4 years and is being amortized on a straight-line basis.
       Additionally, at September 30, 2005 management has begun to finalize a plan to exit certain activities of BGS which, upon completion of that plan, may result in additional liabilities included in the purchase price allocation.
       Primarily as a result of the short time frame elapsed since acquisition, the allocation of purchase price shown below is preliminary and based upon estimates which may change within one year of the acquisition as additional information becomes available relative to the determination of the fair value of the assets, liabilities and contingencies acquired. Except for the completion of the planned exit of certain activities of BGS and the evaluation of any pre-acquisition contingencies, Lionbridge expects to finalize the allocation of purchase price prior to December 31, 2005. The preliminary allocation of the purchase price, including direct acquisition costs, was based on the fair values of the assets and liabilities assumed on September 1, 2005 as follows:

Current assets	$75,630,000
Property and equipment	12,774,000
Other assets	1,766,000
Acquired customer relationships and contracts	41,046,000
Acquired technology	2,156,000

Total assets	133,372,000
Current liabilities	(33,502,000)
Other non-current liabilities	(4,823,000)

Total liabilities	(38,325,000)

Net assets	95,047,000
Goodwill	93,254,000

Total purchase price	$188,301,000

LIONBRIDGE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)
     Pro Forma Disclosures (Unaudited)
       The following unaudited pro forma consolidated results of operations for the three and nine months ended September 30, 2005 and 2004 assume that the acquisition of BGS occurred as of the beginning of each period presented:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

Revenue	$99,627	$93,438	$303,924	$286,367
Net loss	(4,882)	(5,088)	(13,438)	(14,676)
Basic net loss per share	$(0.09)	$(0.09)	$(0.24)	$(0.26)
Diluted net loss per share	$(0.09)	$(0.09)	$(0.24)	$(0.26)
       These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred as of the beginning of each period presented or that may be obtained in the future.
     Logoport Software GmbH
       On February 1, 2005, Lionbridge acquired all of the capital stock of Logoport Software GmbH. Total purchase consideration included a cash payment of $750,000 made at closing and an additional $87,000 of acquisition costs. In addition, the purchase agreement provides for certain contingent payments totaling $550,000 to be made by Lionbridge over a two-year period, dependent on the continued employment of the former owner of Logoport Software GmbH, who as a Lionbridge employee will continue to develop certain acquired technology for Lionbridge’s internal use. The total purchase price of $837,000 was allocated to acquired technology and is being amortized over a seven-year life. The Company has recorded no goodwill as a result of this acquisition. During the nine months ended September 30, 2005, according to the terms of the purchase agreement, Lionbridge made payments of $230,000 that were capitalized as internal use software and is being amortized over a seven-year life. It is anticipated that the future payments will also be capitalized as internal use software and amortized over a seven-year life as such amounts would be considered compensation payable to the former owner for the continued development of the Company’s internal use software.

4.	Debt
       On September 1, 2005, Lionbridge replaced its existing revolving credit facility with HSBC Bank USA and Wachovia Bank (the “HSBC-Wachovia Facility”) originally entered into in December 2004 with a credit facility with Wachovia Bank, National Association and Wachovia Capital Markets, LLC (the “Wachovia Facility”). Additionally, the HSBC-Wachovia Facility was collateralized by the domestic assets of the U.S. Company and its U.S. subsidiaries, and stock of certain foreign subsidiaries. Under the HSBC-Wachovia Facility, Lionbridge was able to borrow up to $35 million (up to $15 million in non-U.S. Currency) limited by certain financial covenants including certain adjusted operating profit thresholds. Under the Wachovia Facility, Lionbridge is able to borrow up to $125.0 million governed by certain financial covenants including certain adjusted operating profit thresholds. Borrowings outstanding under the Wachovia Facility are collateralized by the domestic assets of the U.S. Company and its U.S. subsidiaries and stock of certain foreign subsidiaries. The Wachovia Facility is further divided into two sub-facilities, a Term Loan Facility (the “Term Loan”) and

LIONBRIDGE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)
a Revolving Loan Facility (the “Revolver”). In conjunction with the execution of the Wachovia Facility, Lionbridge paid the lenders a commitment fee of $2.8 million, of which $2.3 million was allocated to the Term Loan and was recorded as a debt discount and $563,000 was allocated to the Revolver and was recorded as deferred financing costs and will be amortized as interest expense through the Maturity dates of the Term Loan and the Revolver. Additional professional services fees of $602,000 were incurred in conjunction with the execution of this facility which were recorded as deferred financing costs and will be amortized as interest expense through the Maturity dates of the Term Loan and the Revolver. The Wachovia Facility bears interest at Prime or LIBOR (at the discretion of the Company) plus an applicable margin based on certain financial covenants.
       The Term Loan has an aggregate principal amount of $100.0 million and bears an initial interest rate of 7.4%. The principal amount of the Term Loan is payable in installments. The total Term Loan principal payments by fiscal period are as follows:

Year ended December 31, 2005	$250,000
Year ended December 31, 2006	1,000,000
Year ended December 31, 2007	1,000,000
Year ended December 31, 2008	1,000,000
Year ended December 31, 2009	1,000,000
Year ended December 31, 2010	24,500,000
Thereafter	71,250,000

$100,000,000
       Additional contingent principal payments on the Term Loan and Revolver are also due based on a percentage of the annual cash flow (as defined in the agreement) generation of the Company. These mandatory principal payments are payable within 90-days of the Company’s year-end. The percentage due is governed by certain financial covenants. Lionbridge had an interest payment of $1.9 million due on December 1, 2005. Future interest payments will be determined based on the interest rate and term elected by the Company. The proceeds from the Term Loan were used exclusively to fund the purchase of BGS, and were paid to Bowne and Co., Inc.
       The Revolver had no outstanding borrowings as of September 30, 2005 and has a Maturity Date of September 1, 2010. Lionbridge has a borrowing capacity of $25.0 million, and would have elected an interest rate of 7.6% based on a 3-month LIBOR loan as of September 30, 2005 under the Revolver. Interest is payable in arrears to a maximum of three-month increments depending on the terms under which the Revolver loans were based.

5.	Stockholders’ Equity
     Stock-Based Compensation
       On September 2, 2005, Lionbridge recorded deferred compensation of $274,000, representing the fair market value of 40,000 shares of restricted common stock issued to certain employees. Restrictions on disposition lapse over four years from the date of grant on each anniversary date. On August 15, 2005, Lionbridge recorded deferred compensation of $130,000, representing the fair market value of 19,000 shares of restricted common stock issued to certain employees. Restrictions on disposition lapse over four years from the date of grant on each anniversary date. On June 1, 2005, Lionbridge recorded deferred compensation of $74,000, representing the fair market value of 15,000 shares of restricted common stock issued to an employee. Restrictions on disposition lapse over five years from the date of grant on each anniversary date. On March 11, 2005, the Company recorded deferred compensation of $427,000, representing the fair market value of 75,019 shares of

LIONBRIDGE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)
restricted common stock issued to certain employees. Restrictions on disposition lapse ratably over eighteen months from the date of grant on each nine month anniversary date. On February 16, 2005, the Company recorded deferred compensation of $2.8 million, representing the fair market value of 475,231 shares of restricted common stock issued to certain employees. Of the 475,231 shares of restricted common stock issued in February 2005, restrictions on disposition lapse from the date of grant on each anniversary date as follows: 71,731 shares after two years, 171,500 shares after three years and 232,000 shares after four years, respectively. During the nine months ended September 30, 2005, upon the separation of certain employees, deferred compensation of $486,000, representing the fair market value of 90,143 shares of restricted common stock originally issued to these employees was reversed.
       Total amortization of deferred compensation related to all restricted stock awards was $331,000 and $176,000 for the three-month periods ended September 30, 2005 and 2004, respectively and $1.2 million and $419,000 for the nine-month periods ended September 30, 2005 and 2004, respectively.

6.	Comprehensive Income (Loss)
       Total comprehensive income (loss) consists of net income (loss) and the net change in foreign currency translation adjustment, which is the only component of accumulated other comprehensive income. Total comprehensive loss was $3.0 million and $2.6 million for the three and nine-month periods ended September 30, 2005, respectively, total comprehensive income was $1.5 million and $5.7 million for the three and nine-month periods period ended September 30, 2004, respectively.

7.	Net Income Per Share
       Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. For purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of shares of common stock outstanding and the number of dilutive common stock equivalents such as stock options, unvested restricted stock and warrants, as determined using the treasury stock method.
       Shares used in calculating basic and diluted earnings per share for the three and nine-month periods ended September 30, 2005 and 2004, respectively, are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Weighted average number of shares of common stock outstanding — basic	50,362,000	46,606,000	48,135,000	46,474,000
Dilutive common stock equivalents relating to options, restricted stock and warrants	—	2,844,000	—	3,076,000

Weighted average number of shares of common stock outstanding — diluted	50,362,000	49,450,000	48,135,000	49,550,000

       Options, unvested restricted stock and warrants to purchase 4,799,000 and 2,271,000 shares of common stock for the three-month periods ended September 30, 2005 and 2004, respectively, and 4,749,000 and 1,346,000 for the nine-month periods ended September 30, 2005 and 2004, respectively, were not included in the calculation of diluted net income per share, as their effect would be anti-dilutive.

LIONBRIDGE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)

8.	Merger, Restructuring and Other Charges
       During the nine-month period ended September 30, 2005, Lionbridge recorded $2.3 million of restructuring and other charges. Of this amount, $1.9 million was recorded in the quarter ended September 30, 2005 and primarily related to the acquisition of BGS. Additionally, $449,000 was recorded in the six months ended June 30, 2005 and related primarily to workforce reductions in France and the U.S. The $2.3 million recorded in the nine-month period ended September 30, 2005 included $171,000 for anticipated losses on vacated facilities, $36,000 for the impairment of long-lived assets, $1.2 million for workforce reductions in Germany, France and the U.S., consisting of fifty technical, twelve administrative and three sales staff, and $945,000 of other charges, principally professional services fees, related to the integration of BGS. Of these charges, $1.3 million related to the Company’s Globalization segment, $67,000 to the Testing segment and $945,000 to Corporate and Other. Of the $1.3 million of cash payments during the nine-month period ended September 30, 2005, $1.1 million and $163,000 related to the Globalization and Testing segments, respectively, and $41,000 related to Corporate and Other.
       During the nine-month period ended September 30, 2004, Lionbridge recorded restructuring and other charges of $1.9 million primarily related to the acquisition and integration of Mentorix. The $1.9 million of restructuring and other charges included $705,000 for anticipated losses recorded on vacated facilities, $146,000 for the impairment of long-lived assets, and $1.0 million for workforce reductions in the U.S., Brazil, France, Ireland, Germany, the Netherlands and China, consisting of fifty-nine technical, twelve administrative, and four sales staff. Of the $1.9 million of restructuring and other charges recorded during the nine months ended September 30, 2004, $1.1 million relates to the Company’s Globalization reporting segment, $511,000 to the Testing segment and $233,000 to Corporate and Other. As of June 30, 2004, Lionbridge had completed its restructuring plan, initiated in the third quarter of 2003, in conjunction with the acquisition and integration of Mentorix. Since inception of this restructuring plan, Lionbridge has recorded $2.8 million in related restructuring and other charges.
       The following table summarizes the accrual activity (excluding long-lived asset impairments and the $945,000 of charges related to the integration of BGS) for the nine months ended September 30, 2005 and 2004, respectively, by initiative:

	2005	2004

Beginning balance, January 1.	$784,000	$255,000
Employee severance and related items:
Charges recorded	1,193,000	1,003,000
Revisions of estimated liabilities	—	(27,000)
Cash payments	(1,078,000)	(1,018,000)

	115,000	(42,000)

Lease termination costs and other items:
Charges recorded	171,000	705,000
Cash payments	(233,000)	(287,000)

	(62,000)	418,000

Ending balance, September 30.	$837,000	$631,000

       During the nine months ended September 30, 2004, Lionbridge recorded $27,000 in revisions of estimated liabilities which related to employee severance and related items, due to the reversal of

LIONBRIDGE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)
excess accruals for employee termination costs previously estimated and recorded as part of its restructuring plan related to the acquisition and integration of Mentorix.
       At September 30, 2005, the consolidated balance sheet included accruals totaling $837,000 primarily related to the integration of BGS. Lionbridge currently anticipates that $780,000 of this total will be fully utilized within twelve months. The remaining $57,000 relates to lease obligations on vacated facilities expiring through 2007 and is included in long-term liabilities.
9.     Income Taxes
       The components of the provision for income taxes are as follows for the three and nine months ended September 30, 2005 and 2004:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Federal	$—	$178,000	$—	$192,000
State	—	5,000	—	14,000
Foreign	900,000	(47,000)	1,126,000	224,000

Total current provision	$900,000	$136,000	$1,126,000	$430,000

Deferred:
Domestic	$220,000	$—	$220,000	$—

       The tax provision for the three and nine months ended September 30, 2005 consisted primarily of taxes on income in foreign jurisdictions of Lionbridge and BGS and the increase to the valuation allowance against the Company’s net deferred asset position, excluding indefinite lived intangibles acquired during the year. The tax provision for the three and nine months ended September 30, 2004 consisted of taxes on domestic income and a benefit for operating losses in foreign jurisdictions during the quarter, and taxes on income in domestic and foreign jurisdictions of Lionbridge, respectively.
       Lionbridge is still evaluating certain purchase accounting adjustments and reserves specific to the acquisition of BGS which may have an impact on the deferred tax assets and liabilities of the Company.
       Under the provisions of the Internal Revenue Code, certain substantial changes in Lionbridge’s ownership may limit in the future the amount of net operating loss carryforwards that could be used annually to offset future taxable income and income tax liability.
10.     Segment Information
       Lionbridge has determined that its operating segments are those that are based on its method of internal reporting, which separately presents its business based on the services performed. Lionbridge has combined those segments, which meet the aggregation criteria of SFAS No. 131 in determining its reportable segments. The Company is organized into three reportable operating segments: Globalization, Testing and Interpretation.
       The Globalization segment provides product and content globalization services that enable the development, worldwide multilingual release and ongoing maintenance of products, content and related technical support, training materials, and sales and marketing information. The Testing

LIONBRIDGE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)
segment provides comprehensive testing of software, hardware and websites, as well as product certification programs. The acquired BGS localization business is primarily reflected in Lionbridge’s Globalization segment with the BGS language interpretation business, (“Interpretation”), included separately. All other unallocated enterprise costs are in the “Corporate and Other” category.
       The table below presents information about the reported net income (loss) of the Company for the three and nine-month periods ended September 30, 2005 and 2004. Asset information by reportable segment is not reported, since the Company does not produce such information internally.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

External revenue:
Globalization	$48,715,000	$29,169,000	$112,652,000	$90,721,000
Testing	7,966,000	8,461,000	24,187,000	27,736,000
Interpretation	1,736,000	—	1,736,000	—

	$58,417,000	$37,630,000	$138,575,000	$118,457,000

Net income (loss):
Globalization	$6,372,000	$4,160,000	$14,933,000	$15,218,000
Testing	790,000	717,000	2,269,000	3,478,000
Interpretation	(31,000)	—	(31,000)	—

Less: corporate and other expenses	(9,575,000)	(3,431,000)	(18,446,000)	(12,846,000)

	$(2,444,000)	$1,446,000	$(1,275,000)	$5,850,000

11.     Goodwill and Other Intangible Assets
       In connection with the September 1, 2005 acquisition of BGS, Lionbridge recorded $93.3 million of goodwill, which is not amortized. The following table summarizes other intangible assets at September 31, 2005 and December 31, 2004, respectively.

	September 30, 2005			December 31, 2004

	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Value	Amortization	Balance	Value	Amortization	Balance

Mentorix internally developed software	$110,000	$74,000	$36,000	$110,000	$46,000	$64,000
BGS acquired customer contracts and relationships	41,046,000	544,000	40,502,000	—	—	—
BGS acquired technology	2,156,000	76,000	2,080,000	—	—	—

	$43,312,000	$694,000	$42,618,000	$110,000	$46,000	$64,000

LIONBRIDGE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)
       Lionbridge currently expects to amortize the following remaining amounts of intangible assets held at September 30, 2005 in the fiscal periods as follows:

December 31, 2005.	$1,944,000
December 31, 2006.	8,053,000
December 31, 2007.	7,841,000
December 31, 2008.	7,824,000
December 31, 2009.	4,602,000
December 31, 2010 and thereafter	12,354,000

$42,618,000

12.     Contingencies
       On or about July 24, 2001, a purported securities class action lawsuit captioned “Samet v. Lionbridge Technologies, Inc. et al.” (01-CV-6770) was filed in the United States District Court for the Southern District of New York (the “Court”) against the Company, certain of its officers and directors, and certain underwriters involved in the Company’s initial public offering. The complaint in this action asserted, among other things, that omissions regarding the underwriters’ alleged conduct in allocating shares in Lionbridge’s initial public offering to the underwriters’ customers. In March 2002, the United States District Court for the Southern District of New York entered an order dismissing without prejudice the claims against Lionbridge and its officers and directors (the case remained pending against the underwriter defendants).
       On April 19, 2002, the plaintiffs filed an amended complaint naming as defendants not only the underwriter defendants but also Lionbridge and certain of its officers and directors. The amended complaint asserts claims under both the registration and antifraud provisions of the federal securities laws relating to, among other allegations, the underwriters’ alleged conduct in allocating shares in the Company’s initial public offering and the disclosures contained in the Company’s registration statement. The Company understands that various plaintiffs have filed approximately 1,000 lawsuits making substantially similar allegations against approximately 300 other publicly-traded companies in connection with the underwriting of their public offerings. On July 15, 2002, the Company, together with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the complaint on various legal grounds common to all or most of the issuer defendants. In October 2002, the claims against officers and directors were dismissed without prejudice. In February 2003, the Court issued its ruling on the motion to dismiss, ruling that the claims under the antifraud provisions of the securities laws could proceed against the Company and a majority of the other issuer defendants.
       In June 2003, Lionbridge elected to participate in a proposed settlement agreement with the plaintiffs in this litigation. If ultimately approved by the Court, this proposed settlement would result in a dismissal, with prejudice, of all claims in the litigation against Lionbridge and against any other of the issuer defendants who elect to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants. The proposed settlement does not provide for the resolution of any claims against underwriter defendants, and the litigation as against those defendants is continuing. The proposed settlement provides that the class members in the class action cases brought against the participating issuer defendants will be guaranteed a recovery of $1 billion by insurers of the participating issuer defendants. If recoveries totaling $1 billion or more are obtained by the class members from the

LIONBRIDGE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)
underwriter defendants, however, the monetary obligations to the class members under the proposed settlement will be satisfied. In addition, Lionbridge and any other participating issuer defendants will be required to assign to the class members certain claims that they may have against the underwriters of their IPOs.
       The proposed settlement contemplates that any amounts necessary to fund the settlement or settlement-related expenses would come from participating issuers’ directors and officers liability insurance policy proceeds, as opposed to funds of the participating issuer defendants themselves. A participating issuer defendant could be required to contribute to the costs of the settlement if that issuer’s insurance coverage were insufficient to pay that issuer’s allocable share of the settlement costs. Lionbridge expects that its insurance proceeds will be sufficient for these purposes and that it will not otherwise be required to contribute to the proposed settlement.
       Consummation of the proposed settlement is conditioned upon obtaining approval by the Court. On September 1, 2005, the Court preliminarily approved the proposed settlement, directed that notice of the terms of the proposed settlement be provided to all class members and scheduled a fairness hearing, at which objections to the proposed settlement will be heard. Thereafter, the Court will determine whether to grant final approval to the proposed settlement. If the Court approves the revised settlement documents, it will direct that notice of the terms of the proposed settlement be published in a newspaper and on the internet and mailed to all proposed class members. It will also schedule a fairness hearing, at which objections to the proposed settlement will be heard. Thereafter, the Court will determine whether to grant final approval to the proposed settlement.
       If the proposed settlement described above is not consummated, Lionbridge intends to continue to defend the litigation vigorously. Moreover, if the proposed settlement is not consummated, the Company believes that the underwriters may have an obligation to indemnify Lionbridge for the legal fees and other costs of defending this suit. While Lionbridge cannot guarantee the outcome of these proceedings, the Company believes that the final result of this lawsuit will have no material effect on its consolidated financial condition, results of operations, or cash flows.
13.     Recent Accounting Pronouncements
       In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standards (“SFAS”) 154, “Accounting Changes and Error Corrections” which replaces APB Opinion No. 20 “Accounting Changes” and FASB SFAS 3 “Reporting Accounting Changes in Interim Financial Statements.” This statement changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires voluntary changes in accounting principles be recognized retrospectively to prior periods’ financial statements, rather than recognition in the net income of the current period. Retrospective application requires restatements of prior period financial statements as if that accounting principle had always been used. This statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. The provisions of FASB SFAS 154 are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this pronouncement to have a significant impact on the Company’s financial statements.
       In December 2004, the FASB issued Statement of Financial Accounting Standards 123 — revised 2004 (“SFAS 123R”), “Share-Based Payment” which replaces Statement of Financial

LIONBRIDGE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) — (Continued)
Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” On April 14, 2005, the Securities and Exchange Commission amended the effective date for SFAS 123R to annual periods that begin after June 15, 2005. Accordingly, the Company will be required to adopt SFAS 123R effective January 1, 2006. SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of income. SFAS 123R requires companies to assess the most appropriate model to calculate the value of the options. Lionbridge currently uses the Black-Scholes option pricing model to value options and are currently assessing which model we may use in the future under the new statement and may determine that an alternative model may more appropriate. In addition, there are a number of other requirements under the new standard that would result in differing accounting treatment than those required under SFAS 123. These differences include, but are not limited to, the accounting for the tax benefit on employee stock options and for stock issued under our employee stock purchase plan, and the presentation of these tax benefits within the consolidated statement of cash flows. In addition to the appropriate fair value model to be used for valuing share-based payments, we will also be required to determine the transition method to be used at date of adoption of SFAS 123R. The allowed transition methods include choices of prospective or retroactive adoption. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. See Note 1 in our Notes to Consolidated Financial Statements for the pro forma net income (loss) and net income (loss) per share amounts, for the three and nine-month periods ended September 30, 2005 and 2004, as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure compensation expense for employee stock incentive awards. It is expected that the adoption of SFAS 123R will have a significant impact on our consolidated statements of operations and net income (loss) per share if the adoption results in amounts similar to those in the current pro forma disclosure.

LIONBRIDGE TECHNOLOGIES, INC.
INDEX TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

Unaudited Pro Forma Combined Condensed Financial Statements
Introduction	F-18
Unaudited Pro Forma Combined Condensed Statement of Operations for the Nine Months Ended September 30, 2005	F-19
Unaudited Pro Forma Combined Condensed Statement of Operations for the Nine Months Ended September 30, 2004	F-20
Notes to the Unaudited Pro Forma Combined Condensed Statements of Operations	F-21

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
       On September 1, 2005 (the “Closing”), the Company completed the acquisition of Bowne Global Solutions, a division of Bowne & Co., Inc. pursuant to the terms of the Agreement and Plan of Merger with GGS Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company, BGS Companies, Inc., a Delaware corporation (“BGS”), Bowne & Co., Inc. and Bowne of New York, LLC, a Delaware limited liability company dated as of June 27, 2005. Pursuant to the merger, BGS became a wholly owned subsidiary of the Company. Upon the Closing, each share of common stock of BGS was automatically converted into the right to receive a portion of the merger consideration.
       The unaudited pro forma combined condensed financial information herein should be read in conjunction with the historical financial statements and the related notes thereto of Lionbridge, which are presented in the Annual Report on Form 10-K for the year ended December 31, 2004, filed on February 28, 2005 (File No. 000-26933), and the Quarterly Report on Form 10-Q for the nine months ended September 30, 2005 and the Current Report on Form 8-K filed November 23, 2005. The unaudited pro forma combined condensed statements of operations combine Lionbridge’s operating results for the nine months ended September 30, 2005 and 2004, respectively, with the operating results of BGS for the same periods. The unaudited pro forma combined condensed statements of operations give effect to the acquisition as if it had occurred on January 1, 2004, The unaudited pro forma combined condensed financial information includes all material pro forma adjustments necessary for this purpose.
       BGS results of operations for the one month period ended September 30, 2005 are included in the unaudited historical statement of operations of Lionbridge for the nine months ended September 30, 2005. The column titled “BGS” in the unaudited pro forma combined condensed statement of operations for the nine months ended September 30, 2005 presents the results of operations of BGS for the eight month period from January 1, 2005 through August 31, 2005, the period immediately preceding September 1, 2005, the date that Lionbridge acquired BGS.
       Note 3 to the Unaudited Consolidated Financial Statements of Lionbridge for the nine months ended September 30, 2005, appearing in this prospectus, presents unaudited pro forma consolidated results of operations for the three and nine months ended September 30, 2005 and 2004. In accordance with the disclosure requirements of Statement of Financial Accounting Standard No. 141, this pro forma information assumes that the acquisition of BGS occurred at the beginning of each of the three and nine months ended September 30, 2005 and 2004.
       The unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have been achieved if the acquisition had been consummated as of the beginning of the periods presented, nor are they necessarily indicative of the future operating results or financial position of the combined company. No effect has been given in these pro forma financial statements for synergistic benefits that may be realized through the combination of the two companies or costs that may be incurred in integrating their operations.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(Amounts in thousands, except per share amounts)

			Pro Forma		Pro Forma
	Lionbridge	BGS	Adjustments		Combined

Revenue	$138,575	$165,349			$303,924
Operating expenses:
Cost of revenue (exclusive of depreciation and amortization included below)	90,682	110,498	$337	(1)	201,421
			(96	)(2)
Sales and marketing	12,942	—	11,679	(1)	24,621
General and administrative	27,084	42,553	(10,573	)(1)	58,670
			(394	)(3)
Corporate allocations	—	3,110	(3,110	)(1)	—
Research and development	830	—	1,667	(1)	2,497
Depreciation and amortization	2,145	3,876			6,021
Amortization of acquisition-related intangible assets	648	1,247	(1,247	)(4)	5,913
			5,265	(5)
Merger, restructuring and other charges	2,344	871			3,215
Stock-based compensation	1,150	—			1,150

Total operating expenses	137,825	162,155	3,528		303,508

Income (loss) from operations	750	3,194	(3,528)		416
Interest expense:
Interest on outstanding debt	693	2,891	4,900	(6)	8,993
			509	(7)
Interest income	477	6			483
Other (income) expense, net	463	(467)			(4)

Income (loss) before income taxes	71	776	(8,937)		(8,090)
Provision for income taxes	1,346	2,803	1,176	(8)	5,325

Net loss	$(1,275)	$(2,027)	$(10,113)		$(13,415)

Net loss per share of common stock:
Basic and diluted	$(0.03)				$(0.24)
Weighted average number of common shares outstanding:
Basic and diluted	48,135		8,356	(9)	56,491
See accompanying notes to unaudited pro forma combined condensed Statements of Operations.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(Amounts in thousands, except per share amounts)

			Pro Forma		Pro Forma
	Lionbridge	BGS	Adjustments		Combined

Revenue	$118,457	$167,910			$286,367
Operating expenses:
Cost of revenue (exclusive of depreciation and amortization included below)	73,422	109,849	$1,581	(1)	184,763
			(89	)(2)
Sales and marketing	10,700	—	14,413	(1)	25,113
General and administrative	23,276	50,174	(17,288	)(1)	55,691
			(471	)(3)
Corporate allocations	—	1,906	(1,906	)(1)	—
Research and development	258	—	3,226	(1)	3,484
Depreciation and amortization	2,290	4,273			6,563
Amortization of acquisition-related intangible assets	118	1,336	(1,336	)(4)	6,068
			5,950	(5)
Merger, restructuring and other charges	1,854	3,394			5,248
Stock-based compensation	419	—			419

Total operating expenses	112,337	170,932	4,080		287,349

Income (loss) from operations	6,120	(3,022)	(4,080)		(982)
Interest expense:
Interest on outstanding debt	—	3,008	5,512	(6)	9,097
			577	(7)
Interest income	268	—			268
Other (income) expense, net	108	78	(26	)(1)	160

Net income (loss) before income taxes	6,280	(6,108)	(10,143)		(9,971)
Provision for income taxes	430	2,952	1,323	(8)	4,705

Net income (loss)	$5,850	$(9,060)	$(11,466)		$(14,676)

Net income (loss) per share of common stock:
Basic	$0.13				$(0.26)
Diluted	$0.12				$(0.26)
Weighted average number of common shares outstanding:
Basic	46,474		9,400	(9)	55,874
Diluted	49,550
See accompanying notes to unaudited pro forma combined condensed Statements of Operations.

NOTES TO UNAUDITED PRO FORMA
COMBINED CONDENSED STATEMENTS OF OPERATIONS

(1)	To reclassify certain BGS expenses to conform to the Lionbridge presentation.

(2)	To reflect the amortization of obligations associated with acquired projects and contracts.

(3)	To reflect the amortization of obligations associated with acquired above market leases.

(4)	To eliminate BGS historical amortization expense of its amortizable intangible assets.

(5)	To reflect the amortization expense on $41.0 million of acquired customer contracts and relationships and $2.2 million of acquired technology based upon the preliminary allocation of purchase price to these intangible assets. The estimated useful life of acquired customer contracts ranges from 3.3 to 5.3 years and is amortized on a straight line basis. The estimated useful life of acquired customer relationships is 12 years and is amortized using an economic consumption method. The difference between the economic consumption amortization method and a straight line amortization method is not material in any future period. The estimated useful life of the acquired technology ranges from 1 to 4 years and is amortized on a straight line basis.

(6)	To reflect the interest expense on debt used to fund the acquisition, based on an interest rate of 7.37%. A 1/8% increase or decrease in interest rates would increase or decrease interest expense by approximately $94,000 for each of the nine month periods presented.

(7)	To record the accretion of deferred financing costs and discount on debt.

(8)	To reflect the increase in deferred tax liabilities associated with the book to tax difference in goodwill.

(9)	To record the 9.4 million shares issued as consideration for the BGS acquisition. For the nine months ended September 30, 2005, this amount is exclusive of the one month weighted average impact of these shares which were included in the share count reported for Lionbridge for the same period.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

9,400,000 Shares
Lionbridge Technologies, Inc.
Common Stock

PROSPECTUS

                     , 2005
Goldman, Sachs & Co.
Friedman Billings Ramsey

PART II. INFORMATION NOT
REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.
       The expenses in connection with the issuance and distribution of the securities being registered will be borne by Lionbridge and are set forth in the following table. All amounts except the registration fee, the Nasdaq National Market listing fee and the NASD filing fee are estimated.

Registration fee	$8,551
Nasdaq National Market listing fee	$45,000
NASD filing fee	$7,765
Legal fees and expenses	$100,000	*
Accounting fees and expenses	$100,000	*
Printing fees and expenses	$50,000	*
Miscellaneous	$48,684	*

Total	$360,000	*

*	Estimated pursuant to Item 511 of Regulation S-K.

Item 15.	Indemnification of Directors and Officers.
       The Delaware General Corporation Law and our Second Amended and Restated Certificate of Incorporation and Amended and Restated By-laws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in those capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Lionbridge, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. We refer you to our Second Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, incorporated by reference in this registration statement. In addition, we have entered into indemnification agreements with our officers and directors that provide for indemnification for liabilities and expenses that they may incur in those capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Lionbridge, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. We refer you to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.
       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Lionbridge pursuant to the foregoing provisions, the Securities and Exchange Commission has expressed its opinion that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.	Exhibits.

Exhibit No.	Description

1.1	Form of Underwriting Agreement.
3.1, 4.1	Second Amended and Restated Certificate of Incorporation of Lionbridge (filed as Exhibit 3.2 to the Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).
3.2, 4.2	Form of Amended and Restated By-laws of Lionbridge (filed as Exhibit 3.4 to the Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).
5.1	Opinion of Goodwin Procter LLP as to the legality of the common stock being registered.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of KPMG LLP.
23.3	Consent of Goodwin Procter LLP (included in Exhibit 5.1 hereto).
24.1*	Powers of Attorney.

*	Previously filed

Item 17.	Undertakings.
       (a) The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
       (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment number 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 13th day of December, 2005.

LIONBRIDGE TECHNOLOGIES, INC.

By:	/s/ Margaret A. Shukur

Margaret A. Shukur
Secretary and General Counsel

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment number 2 to the registration statement on Form S-3 has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature		Title	Date

* Rory J. Cowan		President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	December 13, 2005

* Stephen J. Lifshatz		Senior Vice President, Chief Financial Officer (Principal Financial Officer andPrincipal Accounting Officer)	December 13, 2005

* Edward A. Blechschmidt		Director	December 13, 2005

* Guy L. de Chazal		Director	December 13, 2005

* Claude P. Sheer		Director	December 13, 2005

* Paul Kavanagh		Director	December 13, 2005

* Jeffrey H. Goodman		Director	December 13, 2005

* Philip E. Kucera		Director	December 13, 2005

*By:	/s/ Margaret A. Shukur Margaret A. Shukur Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description

1.1		Form of Underwriting Agreement.
3	.1, 4.1	Second Amended and Restated Certificate of Incorporation of Lionbridge (filed as Exhibit 3.2 to the Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).
3	.2, 4.2	Form of Amended and Restated By-laws of Lionbridge (filed as Exhibit 3.4 to the Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).
5.1		Opinion of Goodwin Procter LLP as to the legality of the common stock being registered.
23.1		Consent of PricewaterhouseCoopers LLP.
23.2		Consent of KPMG LLP.
23.3		Consent of Goodwin Procter LLP (included in Exhibit 5.1 hereto).
24	.1*	Powers of Attorney.

*	Previously filed